
03058403

CYTOGEN CORPORATION

2002 Annual Report


SEC MAIL PROCESSING
SECTION

Portraits
of
LIFE

glance 2002

2002 Sales or Royalties *(in $ millions)*	Future Potential Growth Drivers
$7.92	◦ Fusion imaging—combining ProstaScint® images with CT (computed tomography) or MR (magnetic resonance) scans in a digital overlay ◦ Utilization of ProstaScint® scans to guide therapy ("image-guided therapy"), to enhance therapy targeting for treatments such as brachytherapy, cryosurgery and external beam radiation, such as intensity modulated radiation therapy (IMRT)
$1.84	◦ New clinical data supporting the expanded and earlier use of Quadramet® in various cancers ◦ Novel research supporting combination uses with other therapies, such as chemotherapy and bisphosphonates ◦ Establishing the use of Quadramet® at higher doses to target and treat primary bone cancers ◦ Increased marketing and sales penetration to radiation and medical oncologists
Not material, Cytogen began introducing to physicians in November 2002	◦ Food and Drug Administration clearance for expanded use as an aid in diagnosis



Product
Preclinical
Phase I
Phase II
Phase III
Market
ProstaScint® Ⓐ
Quadramet® Ⓑ
NMP22® BladderChek™ Ⓒ
Combidex® Ⓐ
PSMA rs protein vaccine Ⓑ
PSMA MAb approaches Ⓑ
PMSA viral vector vaccine Ⓑ
PSA/PSMA diagnostics Ⓒ
Staging/Imaging Ⓐ
Therapeutics Ⓑ
Diagnostics Ⓒ

Note: Combidex® received an approvable letter, subject to certain conditions, from the U.S. Food and Drug Administration in June of 2000.

CYTOGEN *proprietary and licensed products at a*

Product	Description	Status
ProstaScint® *(Capromab Pendetide)*	Monoclonal antibody-based imaging agent used to image the extent and spread of prostate cancer	Developed and marketed by Cytogen in the United States
Quadramet® *(Samarium Sm-153 Lexidronam Injection)*	Skeletal targeting therapeutic radiopharmaceutical for the relief of bone pain in prostate and other types of cancer	Developed by Cytogen, based upon technology licensed from Dow Chemical, marketed by Berlex Laboratories, the U.S. affiliate of Schering AG Germany, in the United States
NMP22® BladderChek™ *(Nuclear Matrix Protein-22)*	A point-of-care, *in vitro* diagnostic test for bladder cancer	Developed by Matritech, Inc., marketed to urologists and oncologists by Cytogen in the United States

CYTOGEN

Proprietary and Licensed Products & Pipeline



About the Cover: Cancer can affect everyone, husbands and wives, sons and daughters—families. Cytogen is committed to the discovery and development of novel diagnostic and therapeutic tools that offer patients—and the people who depend on them—the most advanced options possible.

The product testimonials in this annual report are composites of real life individuals who were prescribed our products. To preserve the confidentiality of these individuals, the photographs accompanying such product testimonials are not those of actual patients but those of unrelated third parties.

CYTOGEN

"Cytogen is a product-driven, oncology-focused biopharmaceutical company servicing the unmet clinical needs of patients and physicians by attracting and retaining the highest quality technical, clinical, manufacturing, marketing and sales and business people available. A portrait of improving the quality of life, that's what Cytogen is all about."

CYTOGEN

Highlights 2002

SOME OF CYTOGEN'S 2002 BUSINESS AND PRODUCT DEVELOPMENT HIGHLIGHTS INCLUDED:

- Initiated studies to further define the role of ProstaScint® in image guided therapies in the first half of 2002;
- Obtained encouraging preliminary results from a large retrospective outcomes study for ProstaScint® in the second half of 2002;
- Received regulatory approval to market ProstaScint® in Canada;
- Expanded Cytogen's market presence in oncology via synergistic business development initiatives (acquired exclusive marketing rights for NMP22® BladderChek™);
- Reduced Cytogen's cash usage and focused on the Company's oncology product franchise by restructuring and downsizing AxCell;
- Advanced *in vivo* immunotherapeutic approaches utilizing prostate specific membrane antigen, or PSMA, through the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals, Inc., by:
  - Initiation of a Phase I study for a therapeutic prostate cancer vaccine comprising recombinant soluble PSMA protein and an adjuvant; and
  - Reporting that a novel PSMA antibody linked to lutetium-177, a therapeutic radionuclide, substantially reduced tumor growth in an animal model of human prostate cancer at the Molecular Targets and Cancer Therapeutics annual conference.
- Leveraged Cytogen's novel signal transduction technology research subsidiary, AxCell Biosciences, through research collaborations with academic and government institutions, and also established a Scientific Advisory Board for AxCell; and
- Marked the beginning of National Prostate Cancer Awareness Month in September 2002, by launching Cytogen's second annual *"Screen, Stage and Support"* campaign to promote prostate cancer education and awareness with sponsorship of a series of prostate cancer public education forums held by the American Cancer Society.

SOME OF CYTOGEN'S 2002 FINANCIAL HIGHLIGHTS:



$15
12
9
6
3
0
'00
'01
'02

PRODUCT RELATED REVENUE
(in millions)



$15
12
9
6
3
0
'00
'01
'02

YEAR-END CASH BALANCE
(in millions)



$12
10
8
6
4
2
0
'00
'01
'02

STOCKHOLDERS' EQUITY
(in millions)



$30
25
20
15
10
5
0
'00
'01
'02

LOSS FROM OPERATIONS
(in millions)

Letter *to our* STOCKHOLDERS

Dear Stockholders:

With Cytogen's proprietary and licensed products, such as ProstaScint®, Quadramet® and NMP22® BladderChek™, as well as late-stage opportunities, such as Combidex®; and our evolving development pipeline based on prostate-specific membrane antigen, Cytogen has achieved a position that relatively few in our industry ever attain—a product-driven biopharmaceutical company with its own sales and marketing infrastructure.

Today, Cytogen is focused on maximizing the full potential of our available resources. We have successfully developed and navigated three products through the U.S. Food and Drug Administration (OncoScint®, ProstaScint®, and Quadramet®). Our in-house specialty sales force is experienced when it comes to marketing technically challenging products. We have established several productive partnerships, and continue to attract additional in-licensing opportunities based upon our proven ability to develop and market complex new technologies.

Our long-term strategic goal is to broaden and accelerate our commercial expansion. Cytogen is well known for products that serve the urologic oncology community. In the future, we expect to extend our marketing reach to include a broader spectrum of oncology targets and treatments. Ultimately, we expect Cytogen to evolve into one of a handful of biopharmaceutical firms with a diverse product portfolio developed through strong, active partnerships to serve a number of rapidly growing markets.

Cytogen's product development, marketing and sales capabilities helped position the Company as the exclusive U.S. marketing partner for Combidex®, a novel magnetic resonance contrast agent developed by Advanced Magnetics, Inc. that, if cleared by the FDA, we believe will help Cytogen move aggressively into new cancer imaging markets. We believe that Combidex® has the potential to become a major product, one that could ultimately reach patients in a variety of cancer markets including prostate, breast and lung cancers. As with our other products, we believe that Combidex® will help create significant new benefits for physicians and patients in the fight against cancer.

We believe that our marketed product portfolio, the promise of Combidex®, and our development pipeline, collectively represent a tremendous opportunity. While the challenges ahead may be considered significant, they are well within our expertise. Starting with ProstaScint®, Cytogen has shown its ability to maneuver products into modern medical practice through a sophisticated education and marketing campaign, and the skill of our specialty sales force. In an increasingly competitive pharmaceutical environment, Cytogen's marketing and sales experience can help lead to the successful launch, strong early adoption and long-term growth of complex oncology products.

We continue to explore opportunities to expand our existing and near term staging and diagnostic products into the cancer therapeutic market. For example, we believe that ProstaScint® will play an increasingly prominent role in guiding prostate cancer treatment, offering patients more accurate therapeutic solutions through enhanced imaging—regardless of which therapy is selected as appropriate for an individual patient. Image-guided therapy is a role that we anticipate will grow substantially in the future. As part of our growth strategy, Cytogen is working closely with researchers at prestigious institutions to evaluate the use of ProstaScint® as a precision guide in IMRT (intensity modulated radiation therapy), to improve treatment and reduce damage to surrounding tissue.

Our prostate-specific membrane antigen, or PSMA, technology platform is another area that we believe has the potential to accelerate our growth by providing innovative therapeutic alternatives to prostate cancer patients and their physicians. Late last year, PSMA Development Company, LLC, a joint venture between Cytogen and Progenics Pharmaceuticals, Inc., announced the initiation of a Phase I study for a therapeutic prostate cancer vaccine comprised of recombinant soluble PSMA protein and an adjuvant. The PSMA Development Company, LLC is developing several new immunotherapeutic products for prostate cancer, such as fully human monoclonal antibody-based products.

In another area, we continue to evolve research in cellular signaling through our AxCell Biosciences subsidiary. These efforts are largely dedicated to supplying AxCell's proprietary data and technologies to academic, government and corporate partners in exchange for participation in discoveries that result from the application of AxCell's intellectual property.

By giving patients more effective diagnostic and therapeutic alternatives, physicians can feel more secure in their recommendations and patients can feel more comfortable in their treatment. As part of our commitment to the well-being of patients, all of our products are designed to help reduce risk, minimize invasiveness and improve quality of life. With a higher level of safety and comfort, we believe that patients who benefit from our products are better able to plan and enjoy their lives.

Our work is exciting, dynamic and life enhancing. And for you, our investors, we hope you share our enthusiasm for the role that Cytogen is playing—and expects to continue to play—in the global biopharmaceutical revolution.

In taking on the position of Chief Executive Officer, I am aware of the responsibility we have to our patients, the physicians who serve them, and to our investors who continue to support our work. I remain optimistic about Cytogen, our strategy, and the ultimate potential of our business. That has not changed since I began following the Company's progress nearly a decade ago.

We believe that Cytogen has made great strides in the fight against cancer, even more so over the last year. It is a point worth reemphasizing: In the landscape of the biopharmaceutical industry, Cytogen is one of the few companies with marketed products that make a real difference in the lives of those patients who suffer from prostate or bladder cancer or who endure cancer-related bone pain. Making that difference remains our overriding commitment.

Future efforts aimed at strengthening our commitment will be driven by our market experience and our competitive advantages in targeted technologies for cancer imaging and therapy. We will continue to carefully evaluate our investments in research and development, and target those product areas demonstrating the greatest opportunity to generate a measurable return. We are dedicated to judiciously leveraging our resources to develop and market innovative products that will create value for our investors, new tools for physicians and technicians, and new hope to the patients who depend on them.



Michael D. Becker

PRESIDENT and
CHIEF EXECUTIVE OFFICER

Focusing on

our

MANAGEMENT TEAM



"Consistently helping our customers address the unmet needs of cancer patients is the surest way for Cytogen to build value for its shareholders. It is essential that all of our efforts be directed to those ends."

William Goeckeler, Ph.D.

VICE PRESIDENT
OPERATIONS



"The depth and breadth of Cytogen's science and technology establishes the platform from which employees integrate knowledge with action; these contributors realize that success is a consequence, not a goal."

Deborah Kaminsky

VICE PRESIDENT
BUSINESS DEVELOPMENT



"By judiciously leveraging our existing capital resources, we are poised to meet our marketing, product and corporate development needs for 2001."

Thu Dang

VICE PRESIDENT
FINANCE



"It is truly rewarding to be associated with a caring and talented team that is bound together by the common desire to make a positive difference in the lives of others."

Rita Auld

VICE PRESIDENT
HUMAN RESOURCES AND
ADMINISTRATION



"Our field representatives are very knowledgeable, enthusiastic and driven to build the premier resource for oncology imaging, diagnostics, and therapeutics."

Corey Jacklin

SENIOR DIRECTOR
SALES



"Cytogen's marketing programs are carefully planned, well executed and results oriented. We will continue to initiate strategies designed to accomplish our corporate goals and objectives."

June Gobern

SENIOR DIRECTOR,
MARKETING

Imaging and Staging

For most men, the specter of prostate cancer can be as psychologically devastating as it is physically. Cytogen, a leader in diagnostic imaging of prostate cancer, is improving the science of imaging by contributing to the development of more accurate and easier to use diagnostic tools to help physicians and patients fight this disease.

Cytogen is working closely with researchers and hardware manufacturers to fully exploit the tremendous potential of fusion imaging — the co-registration of ProstaScint®'s nuclear image with a detailed non-nuclear anatomic image of the patient. An accurate diagnosis of the extent and location of prostate cancer is one of the most difficult aspects of successful treatment selection, and one of the most sensitive and difficult challenges facing prostate cancer patients. For physicians, this new fused image technology should provide an enhanced image that's easier to interpret. For patients, it offers the peace of mind of knowing they have been evaluated using the most current combination of imaging technologies available.

ProstaScint® is also being studied as a guided therapy tool. This investigational new application will allow more precise targeting of advanced treatments such as brachytherapy and cryotherapy, as well as newer technologies such as intensity modulated radiation therapy (IMRT), a powerful new therapy that uses computers to focus radiation more precisely. In the future, the use of ProstaScint® to identify disease *within* the prostate gland may help guide treatments specifically to these areas of disease and away from normal tissues — the treatment of which can lead to unwanted side effects.

Cytogen continues to play an active role in helping men and their families overcome the psychological challenges of prostate cancer through its prostate cancer awareness campaign and other public forums. As these new imaging and treatment technologies move rapidly into routine clinical use, Cytogen is helping to make certain that all prostate cancer patients have the opportunity to take full advantage of these potentially life-saving advances.



CYTOGEN

ProstaScint®

MONOCLONAL ANTIBODY-BASED IMAGING AGENT used to image the extent and spread of PROSTATE CANCER

Focused *on the* FUTURE



Cytogen understands the concerns that all men—fathers and sons—have about the potential risks of prostate cancer. Our ongoing educational efforts have helped thousands better understand the reality of these risks—and have shown how early detection and new treatment options can dramatically increase their chances of long-term success.

A Picture *of good* HEALTH



Tomorrow, Louis and his son will get together to celebrate his 73rd birthday.

After a visit to his urologist for an NMP22® BladderChek™ test, Louis

can look forward to another birthday celebration knowing that his bladder cancer is under control.

Diagnostics

With Cytogen's extensive marketing and sales experience in urologic oncology, it was no surprise that Matritech, Inc., a leading developer of diagnostic products for early cancer detection, chose the company as the United States distributor of Matritech's NMP22® BladderChek™ test, a novel point-of-care test for bladder cancer, to urologists and oncologists. Cytogen's in-house specialty sales force understands the complexities of the urologic oncology market, and the absolute need of physicians to have available to them a full range of information on which to base decisions about how to deliver appropriate care to their patients. More importantly, Cytogen understands the needs of bladder cancer patients who want to feel secure that their cancer is under control, and that their quality of life will not be threatened by an undetected recurrence of the disease. NMP22® BladderChek™ provides a quick, non-invasive way of monitoring this disease that complements existing procedures currently utilized by physicians.

Cytogen's five year agreement to market NMP22® BladderChek™ means that both physicians and patients will have a convenient and accurate monitoring method that can help eliminate the need for costly and time consuming laboratory based tests. The results? Physicians win, patients win.

Treatment

For the thousands of patients suffering from the agony of metastatic bone cancer, Cytogen's Quadramet® can mean the difference between debilitating pain and a more active life. As cancer spreads to and progresses in the bone, it often results in significant and progressive pain. Quadramet® targets these areas of cancer in bone, and delivers radiation therapy directly to the site. For the patients who suffer from severe bone pain, treatment with Quadramet® can result in a significant reduction in pain—and a better quality of life.

For patients and their physicians, Quadramet® is one of the most convenient treatments for bone pain available. With a single intravenous injection administered on an outpatient basis, Quadramet® is effectively distributed to all those areas of the skeleton invaded by metastatic tumors. Pain relief can last up to four months, with generally mild, transient and predictable effects on other tissues.

Although Quadramet® is currently used for pain palliation, new clinical trials have been initiated to evaluate the expanded and earlier use of Quadramet® in various cancers and in combination with other therapies, such as chemotherapy and bisphosphonates.



CYTOGEN

NMP22® BladderChek™

A POINT OF CARE IN VITRO DIAGNOSTIC
TEST FOR BLADDER CANCER

Pipeline

Cytogen continues to develop advanced technologies that build on the Company's success in diseases such as prostate cancer. To help accelerate our growth in newer areas, Cytogen is committed to the development of products with the potential to significantly expand our commercial horizon within a few short years. Cytogen's central focus on commercialization and growth goes hand in hand with its long-term research objective—to target those technologies that exhibit strong product potential. Over the course of 2002, several significant new candidates have been identified while others have moved forward on the development track.

Of the potential products in the Cytogen pipeline, the nearest term is Combidex®, a novel magnetic resonance imaging agent for lymph node imaging to aid in the diagnosis of metastatic disease. The results from a recent European study published in the journal *Radiology* demonstrated that Combidex® is effective for the assessment of axillary lymph nodes in patients with breast cancer. Developing an effective treatment strategy for breast cancer patients depends on knowing not only the size and location of the primary tumor, but also whether or not it has spread to the lymph nodes. We believe that the results of this study are indicative of the potential role Combidex® may play in the diagnosis of metastatic disease, giving patients and their physicians a new tool to help make the most appropriate treatment decisions possible.

Through the PSMA Development Company, LLC, Cytogen's joint venture with Progenics Pharmaceuticals, Inc., significant advances have been made in furthering programs related to our prostate-specific membrane antigen, or PSMA, technology platform. During 2002, the joint venture produced a synthetic or recombinant soluble human PSMA (rsPSMA) protein in a highly purified form suitable for human clinical testing. The initial clinical study, in which the rsPSMA protein is combined with a potent immunological stimulant, or adjuvant, to form the vaccine product was initiated at a leading medical institution late in 2002. The joint venture is developing additional new immunotherapeutic products for prostate cancer, such as fully human monoclonal antibody-based products targeting PSMA.



CYTOGEN

Quadramet®

Snapshots *of fond* MEMORIES



Cytogen's Quadramet® lets Emma do what she really wants to do—enjoy that long-planned cruise with her husband. With her pain under control, and an active on-board social life to look forward to, Emma is ready for the best vacation of her life.

Picturing *the joy of* COMPANIONSHIP



With new diagnostic advances and innovative treatment options, Bill can spend time on his real passion—hiking in the mountains—instead of worrying about prostate cancer. Tomorrow he plans to head upstate with Rex, his Yellow Labrador.

SELECTED FINANCIAL DATA

Cytogen Corporation and Subsidiaries

The following selected financial information has been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2002. The selected financial data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information provided elsewhere in this report.

(All amounts in thousands, except per share data)	Year Ended December 31,				
	2002	2001	2000	1999	1998
STATEMENTS OF OPERATIONS DATA:					
Revenues:					
Product sales	**$ 10,626**	$ 8,782	$ 7,523	$ 7,073	$ 9,085
Royalties	**1,842**	2,063	2,004	1,060	1,664
License and contract	**463**	912	1,024	3,171	9,239
Total revenues	**12,931**	11,757	10,551	11,304	19,988
Operating Expenses:					
Cost of product and contract manufacturing revenues	**4,748**	4,216	4,513	4,213	12,393
Impairment of intangible assets[1]	**1,729**	—	—	—	—
Research and development	**7,605**	10,091	6,957	3,849	9,967
Acquisition of marketing and technology rights[2]	**—**	—	13,241	1,214	—
Equity loss in PSMA LLC	**2,886**	332	—	—	—
Equity loss in Targon subsidiary	**—**	—	—	—	1,020
Selling and marketing	**5,846**	6,314	6,126	4,210	5,103
General and administrative	**5,401**	4,864	4,934	3,501	7,420
Total operating expenses	**28,215**	25,817	35,771	16,987	35,903
Operating loss	**(15,284)**	(14,060)	(25,220)	(5,683)	(15,915)
Loss on investment	**(516)**	—	—	—	—
Gain on sale of laboratory and manufacturing facilities	**—**	—	—	3,298	—
Gain on sale of Targon subsidiary	**—**	—	—	—	2,833
Other income (expense)	**101**	857	611	412	(70)
Loss before income taxes and cumulative effect of accounting change	**(15,699)**	(13,203)	(24,609)	(1,973)	(13,152)
Income tax benefit	**—**	(1,103)	(1,625)	(2,702)	—
Income (loss) before cumulative effect of accounting change	**(15,699)**	(12,100)	(22,984)	729	(13,152)
Cumulative effect of accounting change[3]	**—**	—	(4,314)	—	—
Net income (loss)	**(15,699)**	(12,100)	(27,298)	729	(13,152)
Dividends, including deemed dividends on preferred stock	**—**	—	—	—	(119)
Net income (loss) to common stockholders	**$ (15,699)**	$ (12,100)	$ (27,298)	$ 729	$ (13,271)
Net income (loss) per common share:					
Basic and diluted net income (loss) before cumulative effect of accounting change	**$ (1.85)**	$ (1.56)	$ (3.13)	$ 0.11	$ (2.35)
Cumulative effect of accounting change[3]	**—**	—	(0.59)	—	—
Basic and diluted net income (loss)	**$ (1.85)**	$ (1.56)	$ (3.72)	$ 0.11	$ (2.35)
Weighted average common shares outstanding:					
Basic	**8,466**	7,778	7,334	6,718	5,642
Diluted	**8,466**	7,778	7,334	6,819	5,642
Pro forma amounts assuming accounting change is applied retroactively:					
Net loss to common stockholders			$ (22,984)	$ (484)	$ (16,373)
Basic and diluted net loss per common share			$ (3.13)	$ (0.07)	$ (2.90)

(In thousands)	December 31,				
	2002	2001	2000	1999	1998
CONSOLIDATED BALANCE SHEET DATA:					
Cash, short-term investments and restricted cash	**$ 14,725**	$ 11,309	$ 11,993	$ 12,394	$ 3,015
Total assets	**19,894**	21,492	20,416	18,605	10,900
Long-term liabilities	**2,614**	2,291	2,374	2,416	2,223
Accumulated deficit	**(356,380)**	(340,681)	(328,581)	(301,283)	(302,012)
Stockholders' equity	**10,588**	11,214	7,218	10,549	443

(1) Reflects a non-cash charge to write off the carrying value of the licensing fees associated with BrachySeed I-125 and BrachySeed Pd-103.

(2) In August 2000, the Company licensed product rights from Advanced Magnetics, Inc. In June 1999, the Company acquired Prostagen, Inc.

(3) In 2000, the Company recorded a non-cash charge for the cumulative effect related to the adoption of SEC Staff Accounting Bulletin No. 101. See Note 1 of the Consolidated Financial Statements.

The following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this 2002 Annual Report regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements involve a number of risks and uncertainties and investors are cautioned not to put any undue reliance on any forward-looking statement. We cannot guarantee that we will actually achieve the plans, intentions or expectations disclosed in any such forward-looking statements. Factors that could cause actual results to differ materially, include, but are not limited, to those identified under the caption "Additional Factors That May Affect Future Results," provided in our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on March 31, 2003. Investors are cautioned not to put undue reliance on any forward-looking statement.

Cautionary Statement

Our actual results may differ materially from our historical results of operations and those discussed in the forward-looking statements for various reasons, including, but not limited to, our ability to: (i) access the capital markets in the near term and in the future for continued funding of our operations including existing and new projects and to maintain the listing of our common stock on the Nasdaq National Market®; (ii) attract and retain personnel needed for business operations and strategic plans; (iii) carry out our business and financial plans; (iv) attract, and the ultimate success of, strategic partnering arrangements, collaborations, and acquisition candidates; (v) successfully develop and commercialize in-licensed products such as NMP22® BladderChek™, including programs designed to facilitate the use of our products, such as the Partners in Excellence or PIE Program; (vi) establish and successfully complete clinical trials where required for product approval; (vii) obtain foreign regulatory approvals for products and to establish marketing arrangements in countries where approval is obtained; (viii) demonstrate, over time, the efficacy and safety of our products; (ix) determine and implement the appropriate strategic initiative for our AxCell Biosciences subsidiary; and (x) fund development necessary for existing products and for the pursuit of new product opportunities. Additional risks that we face include, but are not limited to: (i) the risk of whether marketable and valuable products result from our development activities; (ii) the possibility that we may not be able to adequately protect our intellectual property portfolio; (iii) the degree of competition we may face from existing or new products; (iv) the risks associated with obtaining the necessary regulatory approvals; (v) the ability of Advanced Magnetics to satisfy the conditions specified by the FDA regarding approval to market Combidex in the United States; (vi) shifts in the regulatory environment affecting sale of our products such as third-party payor reimbursement issues and dependence on our partners for development of certain projects; (vii) competitive products and technologies; (viii) price pressure; and (ix) other factors discussed in our press releases and from time to time in our other filings with the Securities and Exchange Commission. Any forward-looking statements made by us do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume, and specifically disclaim, any obligation to update any forward-looking statements, and these statements represent our current outlook only as of the date given.

The following discussion and analysis should be read in conjunction with the Financial Statements and related notes thereto contained elsewhere herein, as well as from time to time in our filings with the Securities and Exchange Commission.

Significant Events in 2002

In September 2002, in an effort to reduce expenses and position Cytogen for stronger long-term growth in oncology, we restructured our AxCell Biosciences subsidiary. Management intends that the plan, which included a 75% reduction of AxCell's workforce, will allow continued research related to the role of novel proteins and signal transduction pathways in disease progression through both external collaborations and internal data mining. While AxCell continues to pursue opportunities in the area of signal transduction research, the restructuring reinforces our corporate objectives of developing and marketing oncology products.

In October 2002, we entered into a five-year agreement with Matritech Inc. to be the sole distributor for Matritech's NMP22 BladderChek test to urologists and oncologists in the United States. Retention of exclusivity rights depends upon meeting certain minimum annual purchases. NMP22 BladderChek is a point-of-care test for bladder cancer that requires only a few drops of a patient's urine. NMP22 BladderChek returns results in thirty minutes and provides urologists with an adjunct technology to cystoscopy, a clinical procedure for the visual identification of tumors in the bladder, for improved detection and early diagnosis. During November 2002, we began promoting NMP22 BladderChek to urologists in the United States, using our in-house urologic-focused sales force.

On October 25, 2002, upon the receipt of approval of our stockholders at a duly called and held special meeting of stockholders, our Board of Directors authorized and implemented a reverse stock split of our issued, outstanding and authorized shares of common stock at a ratio of one-for-ten. As a result of the reverse split, one new share of common stock was issued for every ten shares of common stock held by stockholders of record as of the close of business on October 25, 2002. The reverse split was intended, in part, to help increase the market price of our common stock above the minimum $1.00 per share as required by the Nasdaq National Markets maintenance listing standards. On November 11, 2002, we announced that we had received notification from The Nasdaq Stock Market, Inc. that we had regained compliance with such listing standards regarding minimum bid price.

On December 17, 2002, we announced that H. Joseph Reiser, Ph.D. resigned his position as our President and Chief Executive Officer, for personal reasons, effective immediately. Dr. Reiser had served in such capacities since April 1998, and has, since his resignation, remained a member of our Board of Directors. Michael D. Becker, our Vice President of Business Development, was unanimously elected by our Board of Directors to serve as Dr. Reiser's replacement as President and Chief Executive Officer. Mr. Becker was also unanimously elected to serve as a member of our Board of Directors.

Also, on December 17, 2002, we announced that Lawrence Hoffman, our Vice President and Chief Financial Officer, resigned his position with the Company to pursue other opportunities, effective December 31, 2002. Mr. Hoffman had served in such capacity since July 2000. Ms. Thu Dang, our Director of Finance, was promoted to the position of Vice President of Finance, effective January 1, 2003.

Other recent management changes include:

- William Goeckeler, our Vice President of Research and Development, was promoted to Vice President of Operations. Mr. Goeckeler has been with the Company since April 1994;
- Deborah Kaminsky, our Vice President of Sales and Marketing, will shift her focus as our Vice President of Business Development. Ms. Kaminsky has been with the Company since December 2000;
- Rita Auld, our Director of Human Resources, was promoted to Vice President of Human Resources and Administration and Corporate Secretary. Ms. Auld has been with the Company since October 2000; and
- Corey Jacklin, who has been with the Company since January 2003, assumed the responsibilities of Senior Director of Sales.

In January 2003, we provided Draximage with notice of termination for each of our License and Distribution Agreement and Product Manufacturing and Supply Agreement with respect to both of Draximage's BrachySeed I-125 and BrachySeed Pd-103 products. We launched BrachySeed I-125 and BrachySeed Pd-103 in February 2001 and May 2002, respectively. Effective January 24, 2003, we no longer accept or fill new orders for the BrachySeed I-125 and BrachySeed Pd-103 products. In April 2003, we entered into an agreement with Draximage formally terminating each of these agreements.

RESULTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000

Revenues

Total revenues were $12.9 million in 2002, $11.8 million in 2001 and $10.6 million in 2000. The increase in 2002 from 2001 and 2000 was primarily due to higher product related revenues from increased sales of ProstaScint and BrachySeed, partially offset by lower license and contract revenues. In January 2003, we served notice of termination for each of our License and Distribution Agreement and Product Manufacturing and Supply Agreement with Draximage with respect to the BrachySeed I-125 and BrachySeed Pd-103 products. As a result, effective January 24, 2003, we no longer accept or fill new orders for the BrachySeed products. In April 2003, we entered into an agreement with Draximage formally terminating each of these agreements. Product related revenues, including product sales and royalty revenues, accounted for 96%, 92% and 90% of revenues in 2002, 2001 and 2000, respectively. License and contract revenues accounted for the remainder of revenues.

Product related revenues were $12.5 million, $10.8 million and $9.5 million in 2002, 2001 and 2000, respectively. The increase in 2002 from 2001 and 2000 was due primarily to an increase in the sale of ProstaScint and BrachySeed I-125 and Pd-103. Effective January 24, 2003, we discontinued selling and marketing the BrachySeed products.

Sales from ProstaScint were $7.9 million, $7.6 million and $7.0 million in 2002, 2001 and 2000, respectively, and accounted for 64%, 70% and 74% of the product related revenues, respectively. Beginning in July 2000, we assumed sole responsibility for selling and marketing ProstaScint from Bard Urological Division of C.R. Bard Inc., our former co-marketing partner. We believe that future growth and market penetration of ProstaScint is dependent upon, among other things, the implementation and continued research of new product applications, such as: (i) combining or fusing ProstaScint with CT (computed tomography) or MRI (magnetic resonance imaging) scans in a digital overlay ("fusion imaging"); (ii) using ProstaScint scans to guide therapy ("image-guided therapy"), which is not limited to enhancing the placement of brachytherapy seeds, but can also be applied to cryosurgery and external beam radiation, such as intensity modulated radiation therapy (IMRT), an advanced and more powerful form of therapy that uses computers to focus radiation more precisely on the target; and (iii) competitive reimbursement by federal and private agencies. There can be no assurance, however, that such initiatives will significantly increase the sale of ProstaScint.

Sales of BrachySeed were $2.5 million in 2002, compared to $779,000 in 2001 and accounted for 20% of product related revenues during 2002, compared to 7% of product related revenues during 2001. We launched BrachySeed I-125 in February 2001 and BrachySeed Pd-103 in May 2002. The increase in 2002 over the prior period was due to increased market penetration of BrachySeed products, the agreements for which were subsequently terminated as described above. As a result, effective January 24, 2003, we no longer accept or fill new orders for the BrachySeed I-125 and BrachySeed Pd-103.

Royalties from Quadramet were $1.8 million, $2.1 million and $2.0 million in 2002, 2001 and 2000, respectively, and accounted for 15%, 19% and 21% of product related revenues, respectively. We believe that the future growth and market penetration of Quadramet is largely dependent upon, among other things: (i) new clinical data supporting the expanded and earlier use of Quadramet in various cancers and in combination with other therapies, such as chemotherapy and bisphophonates; (ii) establishing the use of Quadramet at higher doses to target and treat primary bone cancers; and (iii) increased marketing and sales penetration to radiation and medical oncologists. Quadramet is currently marketed by our marketing partner, Berlex Laboratories Inc. Although we believe that Berlex is an advantageous marketing partner, there can be no assurance that Quadramet will achieve greater market penetration on a timely basis or result in significant revenues for us.

Sales from OncoScint CR/OV were $182,000, $363,000 and $519,000 in 2002, 2001 and 2000, respectively. The market for OncoScint CR/OV for diagnosis of colorectal disease has been negatively affected by positron emission tomography or "PET" scans which have shown the same or higher sensitivity than OncoScint CR/OV. Accordingly, we discontinued selling OncoScint at the end of 2002 in order to focus on our other oncology products.

The initial sales of the NMP22 BladderChek were $14,000 in 2002. During the fourth quarter of 2002, we entered into a five-year agreement with Matritech Inc. for Cytogen to be the sole distributor for Matritech's NMP22 BladderChek test to urologists and oncologists in the United States. Retention of exclusivity rights depends upon meeting certain minimum annual purchases. We began introducing NMP22 BladderChek to urologists during November 2002.

Effective January 1, 2000, we adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") which requires up-front, non-refundable license fees to be deferred and recognized over the performance period. The cumulative effect of adopting SAB 101 resulted in a one-time, non-cash charge of $4.3 million or $0.59 per share in 2000, which reflects the deferral of an up-front license fee received from Berlex, net of associated costs, related to the licensing of Quadramet recognized in 1998 and a license fee for certain applications of PSMA to a joint venture formed by Cytogen and Progenics recognized in 1999. Previously, we had recognized up-front license fees when we had no obligations to return the fees under any circumstances. Under SAB 101 these payments are recorded as deferred revenue to be recognized over the remaining term of the related agreements. In 2002, 2001 and 2000, we recognized $410,000, $860,000 and $859,000, respectively, of license revenue that was included in the cumulative effect adjustment as of January 1, 2000.

Revenues from contract research services were $53,000, $43,000 and $165,000 in 2002, 2001 and 2000, respectively. In 2002, we performed limited research and development services for the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals, Inc. The level of future revenues from the joint venture will be dependent upon the extent of research and development services requested by the joint venture. In 2000, we discontinued our contract manufacturing services business as a result of the sale of our laboratory and manufacturing facilities. Contract revenues have fluctuated in the past and may fluctuate in the future.

Operating Expenses

Total operating expenses were $28.2 million, $25.8 million and $35.8 million in 2002, 2001 and 2000, respectively. The increase in 2002 from 2001 is due primarily to a non-cash charge of $1.7 million for the intangible asset impairment related to the write-off of license fees of BrachySeed products, $869,000 for the restructuring of AxCell in September 2002, a non-cash milestone payment of $2.0 million related to the progress of the dendritic cell prostate cancer clinical trials at Northwest Biotherapeutics, Inc. and increased expenses relating to the development of the PSMA technologies through our joint venture with Progenics Pharmaceuticals, Inc., the PSMA Development Company LLC, partially offset by a reduction in funding for research activities at our AxCell subsidiary and the development of a new manufacturing and purification process for ProstaScint. The decrease in 2001 from 2000 was due to a charge in 2000 for the acquisition of Combidex and Code 7228 from Advanced Magnetics, partially offset by increased development efforts at AxCell in 2001 for AxCell's proteomics programs, the development of a new manufacturing process for ProstaScint and the 2001 launch of BrachySeed I-125. The 2000 operating expenses included a $13.2 million charge related to the acquisition of the marketing and technology rights to Combidex (for all applications) and Code 7228 (for oncology applications only), of which $13.1 million was non-cash as we issued our common stock as consideration. At this time, Advanced Magnetics does not intend to develop Code 7228 for oncology imaging.

Costs of product sales were $4.7 million, $4.2 million and $4.5 million in 2002, 2001 and 2000, respectively. The increase in 2002 from 2001 was due primarily to an increase in sales of BrachySeed and a $169,000 charge to reserve for excess inventory for OncoScint and ProstaScint, partially offset by lower facility related costs associated with the manufacturing of ProstaScint. The decrease in 2001 compared to 2000 was due primarily to lower manufacturing costs that result from better manufacturing yields for ProstaScint, partially offset by costs associated with the purchase of BrachySeeds, which became commercially available in 2001. Effective January 24, 2003, we no longer accept or fill orders for the BrachySeed products.

During 2002, we recorded a non-cash charge of $1.7 million to impairment of intangible assets which represents the write-off of the carrying value of the upfront licensing fees associated with BrachySeed I-125 and BrachySeed Pd-103, as the carrying value will not be recoverable. In January 2003, we served notice of termination for each of our License and Distribution Agreement and Product Manufacturing and Supply Agreement with Draximage with respect to the BrachySeed products. As of January 24, 2003, we no longer accept or fill new orders for BrachySeed. In April 2003, we entered into an agreement with Draximage formally terminating each of these agreements.

Research and development expenses were $7.6 million in 2002, $10.1 million in 2001 and $7.0 million in 2000. The decrease in 2002 from 2001 was due to decreased funding during 2002 for signal transduction research programs at AxCell and reduction in expenses related to the development of a new manufacturing and purification process by DSM Biologics Company B.V. with respect to ProstaScint, partially offset by a stock-based milestone payment of $2.0 million in 2002 related to the progress of the dendritic cell prostate cancer clinical trials at Northwest Biotherapeutics, Inc. The increase in 2001 from 2000 was due, in part, to the development of a new manufacturing and purification process for ProstaScint. In 2002, 2001 and 2000 we invested $3.6 million, $4.9 million and $3.4 million, respectively, in AxCell's research programs and $551,000, $3.2 million and $559,000, respectively, in our manufacturing process development. Our relationship with DSM providing for the development of a new manufacturing process for ProstaScint ceased in 2002. In connection with the AxCell restructuring plan in September 2002, cost-saving measures implemented at AxCell are expected to lower our annual operating expenses by $2.2 million, which have begun in the fourth quarter of 2002.

Acquisition of marketing and technology rights of $13.2 million in 2000 represents a non-cash charge of $13.1 million related to the acquisition of certain rights to product candidates Combidex (for all applications) and Code 7228 (for oncology applications only) from Advanced Magnetics. At this time, Advanced Magnetics does not intend to develop Code 7228 for oncology imaging.

Our share in the equity loss in the PSMA Development Company LLC, our joint venture with Progenics, was $2.9 million for 2002, and represented 50% of the joint venture's operating results. The joint venture is equally owned by us and Progenics. We account for the joint venture using the equity method of accounting. Progenics was obligated to fund the initial $3.0 million of development costs of the joint venture, in addition to $2.0 million in supplemental capital contributions funded at certain defined dates. Beginning in December 2001, we began to equally share the costs of the joint venture with Progenics. Our share in the equity loss in the joint venture was $332,000 for 2001. We expect our share of losses and funding in the joint venture to continue at even higher levels in subsequent periods. The joint venture is funded by equal capital contributions from each of Progenics and Cytogen in accordance with an annual budget approved by the joint venture representatives from each such party. As of March 28, 2003, the parties are in the process of negotiating the 2003 annual budget for the joint venture and have agreed that the operating budget for 2003 will be no less than the 2002 operating expenses for the joint venture. Contract research and development services provided by Progenics to the joint venture during 2002 were in accordance with a services agreement between the parties. As of March 28, 2003, the parties are negotiating the terms of a new services agreement and believe that if mutual agreement is not achieved, the parties can successfully negotiate with outside third parties for necessary services.

Selling and marketing expenses were $5.8 million, $6.3 million and $6.1 million in 2002, 2001 and 2000, respectively. The decrease in 2002 from 2001 was due to costs incurred in 2001 for the launch of BrachySeed I-125. The increase in 2001 from 2000 reflected the launch costs in 2001 for BrachySeed I-125, partially offset by costs associated with the expansion of our in-house sales force in 2000. We assumed sole responsibility for the selling and marketing of ProstaScint in July 2000.

General and administrative expenses were $5.4 million, $4.9 million and $4.9 million in 2002, 2001 and 2000, respectively. The increase in 2002 from 2001 and 2000 was due primarily to a charge of $869,000 related to the restructuring of AxCell in September 2002, and a stock-based compensation charge for a key employee, partially offset by decreased spending in legal and professional fees in 2002.

Insurance Reimbursement

During 2001, we received a one-time payment of $402,000 from an insurance claim filed by us in 2000 to recover the loss of product resulting from the rupture of a tube during the manufacture of a batch of ProstaScint.

Loss on Investment

We recorded a non-cash charge of $516,000 during 2002 for an impairment in the carrying value of an investment in shares of Northwest Biotherapeutics, Inc. common stock, which the Company had received as part of the acquisition of Prostagen in 1999. The fair value of such investment, based on the quoted market prices, had significantly decreased from its original carrying value of $516,000. Based on an evaluation of the financial condition of Northwest and the significant decline in stock price, we concluded that the decline was other than temporary and that the carrying amount of this investment would not be recoverable.

Interest Income/Expense

Interest income was $274,000, $635,000 and $774,000 for 2002, 2001 and 2000, respectively. The declines in 2002 and 2001 from 2000 were due to lower average yields on investments for each of the respective periods, partially offset by higher average cash and cash equivalent balances during the periods.

Interest expense was $173,000, $180,000 and $163,000 in 2002, 2001 and 2000, respectively. Interest expense includes interest on outstanding debt and finance charges related to various equipment leases.

Income Tax Benefit

During 2001 and 2000, we sold New Jersey State net operating loss carryforwards and research and development credits, which resulted in the recognition of $1.1 million and $1.6 million income tax benefit, respectively. In January 2003, we sold additional New Jersey State net operating loss carryforwards which resulted in $584,000 of income tax benefit, which will be recorded in the first quarter of 2003. Assuming the State of New Jersey continues to fund this program, which is uncertain, the actual amount of net operating losses and tax credits we may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey.

Net Loss

Net loss was $15.7 million, $12.1 million and $27.3 million in 2002, 2001 and 2000, respectively. Net loss per share in 2002 was $1.85, compared to $1.56 in 2001 and $3.72 in 2000. Net loss was based on weighted average common shares outstanding of 8.5 million, 7.8 million and 7.3 million, in each of 2002, 2001 and 2000, respectively. The 2000 net loss included $4.3 million, or $0.59 per share, for the cumulative effect of accounting change as a result of the adoption of SAB 101.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents were $14.7 million as of December 31, 2002, compared to $11.3 million as of December 31, 2001. The increase in 2002 from 2001 was primarily due to the proceeds of approximately $13 million from the sale of Cytogen Common Stock offset by cash used for operating activities. In 2002, 2001 and 2000, the cash used for operating activities was $8.3 million, $13.4 million, and $9.0 million, respectively. The 2002 decrease from 2001 and 2000 was primarily due to improved working capital management, which included a build-up of ProstaScint inventory in 2001 and 2000 compared to a reduction in 2002. In January 2003, we secured a new supply arrangement for the manufacturing of ProstaScint with Laureate Pharma L.P. and as a result, expect to use significant resources to build ProstaScint inventory levels to a two-year requirement.

Historically, our primary sources of cash have been proceeds from the issuance and sale of our stock through public offerings and private placements, product related revenues, revenues from contract research services, fees paid under license agreements and interest earned on cash and short-term investments. In October 2000, we entered into an equity financing facility with Acqua Wellington North American Equities Fund, L.P. which provided for the sale of up to $70 million of our common stock to Acqua Wellington at a small discount to market price. Pursuant to this equity financing facility, in February 2001, we sold to Acqua Wellington 127,656 shares of our common stock for an aggregate purchase price of $6.5 million. The equity financing facility was terminated in June 2001.

In June 2001, we entered into a Share Purchase Agreement with the State of Wisconsin Investment Board, or SWIB, pursuant to which we sold 182,000 shares of our common stock to SWIB for an aggregate purchase price of $8.2 million, before transaction costs. In connection with the Share Purchase Agreement, we were required to discontinue the use of the equity financing facility with Acqua Wellington and such agreement was terminated.

In October 2001, we filed a shelf registration statement on Form S-3 to register 1,000,000 shares of our common stock. Such registration statement was declared effective by the Securities and Exchange Commission in November 2001.

In January 2002, we sold 297,067 shares of our common stock to SWIB for an aggregate purchase price of $8.0 million. Additionally, in June 2002, we sold 416,670 shares of our common stock to SWIB for an aggregate purchase price of $5.0 million. Such issuances and sales of our common stock to SWIB in January 2002 and June 2002 were registered on our shelf registration statement on Form S-3.

In connection with our stock issuances to SWIB, we agreed not to enter into equity line arrangements in the future, issue certain securities at less than fair market value or undertake certain other securities issuances without requisite stockholder approval. Our stockholders have approved, and we have implemented, amendments to our By-Laws and certain of our stock option plans to effect these restrictions.

In January 2003, we received cash of $584,000 relating to a sale of New Jersey State net operating losses and research and development credits. Assuming the State of New Jersey continues to fund this program, which is uncertain, the actual amount of net operating losses and tax credits we may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey.

Because the market value of our common stock held by non-affiliates of the Company is less than $75 million, we are ineligible to utilize a registration statement on Form S-3 for primary offerings in which our common stock is offered for cash on our behalf. We cannot guarantee you that the market value of our common stock held by non-affiliates will ever increase above $75 million, and as a result, that we will thereby regain eligibility to utilize a Form S-3 registration statement for such primary offerings.

We have relied upon revenues from sales of the BrachySeed products to partially fund ongoing operations. For the years ended December 31, 2002 and December 31, 2001, revenue from the sale of BrachySeed products was $2.5 million and $779,000, respectively. In December 2002, we served notice of termination for each of our License and Distribution Agreement and Product Manufacturing and Supply Agreement with Draximage with respect to both the BrachySeed I-125 and BrachySeed Pd-103 products. As a result, effective January 24, 2003, we no longer accept or fill new orders for the BrachySeed products. In April 2003, we entered into an agreement with Draximage formally terminating each of these agreements.

Beginning in December 2001, we began to equally share the costs of the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals, Inc. Since December 31, 2001, we have recognized 50% of the joint venture's operating results, of which our share was $2.9 million for 2002 and $332,000 for 2001. We expect our share of losses and funding in the joint venture to continue at an even higher level in the subsequent periods. The joint venture is funded by equal capital contributions from each of Progenics and Cytogen in accordance with an annual budget approved by the joint venture representatives from each such party. As of March 28, 2003, the parties are in the process of negotiating the 2003 annual budget for the joint venture and have agreed that the operating budget for 2003 will be no less than the 2002 operating expenses for the joint venture. Contract research and development services provided by Progenics to the joint venture during 2002 were in accordance with a services agreement between the parties. As of March 28, 2003, the parties are negotiating the terms of a new services agreement and believe that if mutual agreement is not achieved, the parties can successfully negotiate with outside third parties for necessary services.

Our capital and operating requirements may change depending upon various factors, including: (i) whether we and our strategic partners achieve success in manufacturing, marketing and commercialization of our products; (ii) the amount of resources which we devote to clinical evaluations and the expansion of marketing and sales capabilities; (iii) results of clinical trials and research and development activities; and (iv) competitive and technological developments, in particular, we expect to incur significant costs for the development of our PSMA technologies.

Our financial objectives are to meet our capital and operating requirements through revenues from existing products and licensing arrangements. To achieve our strategic objectives, we may enter into research and development partnerships and acquire, in-license and develop other technologies, products or services. Certain of these strategies may require payments by us in either cash or stock in addition to the costs associated with developing and marketing a product or technology. However, we believe that, if successful, such strategies may increase long-term revenues. There can be no assurance as to the success of such strategies or that resulting funds will be sufficient to meet cash requirements until product revenues are sufficient to cover operating expenses, if ever. To fund these strategic and operating activities, we may sell equity or debt securities as market conditions permit or enter into credit facilities.

We have incurred negative cash flows from operations since our inception, and have expended, and expect to continue to expend in the future, substantial funds to implement our planned product development efforts, including acquisition of products and complementary technologies, research and development, clinical studies and regulatory activities, and to further our marketing and sales programs. We expect that our existing capital resources should be adequate to fund our operations and commitments into the first quarter of 2004. We cannot assure you that our business or operations will not change in a manner that would consume available resources more rapidly than anticipated. We expect that we will have additional requirements for debt or equity capital, irrespective of whether and when we reach profitability, for further product development costs, product and technology acquisition costs, and working capital.

Our future capital requirements and the adequacy of available funds will depend on numerous factors, including: (i) the successful commercialization of our products; (ii) the costs associated with the acquisition of complementary products and technologies; (iii) progress in our product development efforts and the magnitude and scope of such efforts; (iv) progress with clinical trials; (v) progress with regulatory affairs activities; (vi) the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; (vii) competing technological and market developments; and (viii) the expansion of strategic alliances for the sales, marketing, manufacturing and distribution of our products. To the extent that the currently available funds and revenues are insufficient to meet current or planned operating requirements, we will be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. There can be no assurance that the financial sources described above will be available when needed or at terms commercially acceptable to us. If adequate funds are not available, we may be required to delay, further scale back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. If adequate funds are not available, our business, financial condition and results of operations will be materially and adversely affected.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 to our Consolidated Financial Statements in this Annual Report on Form 10-K includes a summary of our significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us. The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ materially from those estimates.

Revenue Recognition

We recognize revenue from the sale of our products upon shipment. We do not grant price protection to customers. Quadramet royalties are recognized when earned. The Securities and Exchange Commission has issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," which provides guidance on the recognition of up-front, non-refundable license fees. Accordingly, we defer up-front license fees and recognize them over the estimated performance period of the related agreement, when we have continuing involvement. Since the term of the performance periods is subject to management's estimates, future revenues to be recognized could be affected by changes in such estimates.

Accounts Receivable

Our accounts receivable balances are net of an estimated allowance for uncollectible accounts. We continuously monitor collections and payments from our customers and maintain an allowance for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified. While we believe our reserve estimate to be appropriate, we may find it necessary to adjust our allowance for uncollectible accounts if the future bad debt expense exceeds our estimated reserve. We are subject to concentration risks as a limited number of our customers provide a high percent of total revenues, and corresponding receivables.

Inventories

Inventories are stated at the lower of cost or market, as determined using the first-in, first-out method, which most closely reflects the physical flow of our inventories. Our products and raw materials are subject to expiration dating. We regularly review quantities on hand to determine the need for reserves for excess and obsolete inventories based primarily on our estimated forecast of product sales. Our estimate of future product demand may prove to be inaccurate, in which case we may have understated or overstated our reserve for excess and obsolete inventories.

Carrying Value of Fixed and Intangible Assets

Our fixed assets and certain of our acquired rights to market our products have been recorded at cost and are being amortized on a straight-line basis over the estimated useful life of those assets. If indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. Adverse changes regarding future cash flows to be received from long-lived assets could indicate that an impairment exists, and would require the write down of the carrying value of the impaired asset at that time.

During 2002, we recorded a non-cash charge of $1.7 million to impairment of intangible assets, which represents the write-off of the carrying value of the licensing fees associated with BrachySeed I-125 and BrachySeed Pd-103, as the carrying value will not be recoverable.

In October 2002, we entered into a five-year agreement with Matritech Inc. to be the sole distributor for Matritech's NMP22 BladderChek point-of-care test to urologists and oncologists in the United States. Retention of exclusivity rights depends upon meeting certain minimum annual purchases. We paid Matritech $150,000 upon the execution of the agreement, which was recorded as other assets in the accompanying consolidated balance sheet for the respective period and is being amortized over the five-year estimated performance period of the agreement. We determined that we did not have any impairment regarding Matritech's license fee at December 31, 2002.

COMMITMENTS

As outlined in Notes 7, 10 and 16 of the Notes to our Consolidated Financial Statements, we have entered into various contractual obligations and commercial commitments. The following table summarizes our contractual obligations as of December 31, 2002:

Contractual Obligation	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Long-term debt	$ —	$2,280,000	$ —	$ —	$ 2,280,000
Capital lease obligations	80,000	82,000	—	—	162,000
Facility leases	609,000	899,000	103,000	—	1,611,000
Other operating leases	228,000	8,000	—	—	236,000
Manufacturing and research and development contracts	1,317,000	327,000	260,000	1,140,000	3,044,000
Minimum royalty payments	1,000,000	2,000,000	2,000,000	7,000,000	12,000,000
Total	$3,234,000	$5,596,000	$2,363,000	$8,140,000	$19,333,000

In addition to the above, we are obligated to make certain royalty payments based on sales of the related product and certain milestone payments if our collaborative partners achieved specific development milestones or commercial milestones as outlined in Notes 5 and 7 of the Notes to our Consolidated Financial Statements.

In subsequent periods, we expect to provide funding for the development of the PSMA technologies through our joint venture with Progenics at even higher levels than the current year. Such funding amount may vary dependent upon, among other things, the results of the clinical trials and research and development activities, competitive and technological developments, and market opportunities.

RECENTLY-ENACTED ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees and termination of benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cytogen Corporation and Subsidiaries

We do not have operations subject to risks of foreign currency fluctuations, nor do we use derivative financial instruments in our operations or investment portfolio. As of December 31, 2002, the Company had $2.3 million of debt outstanding with a fixed interest rate of 7%. We do not have exposure to market risks associated with changes in interest rates, as we have no variable interest rate debt outstanding. Changes in interest rates could expose us to market risk associated with a fixed interest rate debt. We do not believe that this note will have material exposure to market risks associated with interest rates.

Consolidated Balance Sheets

Cytogen Corporation and Subsidiaries

(All amounts in thousands, except share and per share data)	December 31, 2002	December 31, 2001
ASSETS:		
Current Assets:		
Cash and cash equivalents	**$ 14,725**	$ 11,309
Marketable securities	**—**	1,376
Receivable on income tax benefit sold	**—**	1,103
Accounts receivable, net	**1,778**	1,621
Inventories	**1,262**	1,889
Other current assets	**643**	508
Total current assets	**18,408**	17,806
Property and Equipment, net	**1,072**	1,831
Other Assets	**414**	1,855
	$ 19,894	$ 21,492
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current Liabilities:		
Current portion of long-term liabilities	**$ 80**	$ 77
Accounts payable and accrued liabilities	**4,427**	5,315
Deferred revenue	**385**	534
Total current liabilities	**4,892**	5,926
Long-Term Liabilities	**2,614**	2,291
Deferred Revenue	**1,800**	2,061
Commitments and Contingencies (Note 16)		
Stockholders' Equity:		
Preferred stock, $.01 par value, 5,400,000 shares authorized— Series C Junior Participating Preferred Stock, $.01 par value, 200,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $.01 par value, 25,000,000 shares authorized, 8,758,235 and 7,893,734 shares issued and outstanding at December 31, 2002 and 2001, respectively	**88**	79
Additional paid-in capital	**366,884**	351,577
Deferred compensation	**(4)**	(621)
Accumulated other comprehensive income	**—**	860
Accumulated deficit	**(356,380)**	(340,681)
Total stockholders' equity	**10,588**	11,214
	$ 19,894	$ 21,492

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

Cytogen Corporation and Subsidiaries

(All amounts in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
Revenues:			
Product related:			
ProstaScint	**$ 7,923**	$ 7,640	$ 7,004
BrachySeed	**2,507**	779	—
Others	**196**	363	519
Total product sales	**10,626**	8,782	7,523
Quadramet royalties	**1,842**	2,063	2,004
Total product related	**12,468**	10,845	9,527
License and contract	**463**	912	1,024
Total revenues	**12,931**	11,757	10,551
Operating Expenses:			
Cost of product related revenues	**4,748**	4,216	4,513
Impairment of intangible assets	**1,729**	—	—
Research and development	**7,605**	10,091	6,957
Acquisition of marketing and technology rights	**—**	—	13,241
Equity loss in PSMA LLC	**2,886**	332	—
Selling and marketing	**5,846**	6,314	6,126
General and administrative	**5,401**	4,864	4,934
Total operating expenses	**28,215**	25,817	35,771
Operating loss	**(15,284)**	(14,060)	(25,220)
Insurance reimbursement	**—**	402	—
Loss on investment	**(516)**	—	—
Interest income	**274**	635	774
Interest expense	**(173)**	(180)	(163)
Loss before income taxes and cumulative effect of accounting change	**(15,699)**	(13,203)	(24,609)
Income tax benefit	**—**	(1,103)	(1,625)
Loss before cumulative effect of accounting change	**(15,699)**	(12,100)	(22,984)
Cumulative effect of accounting change (Note 1)	**—**	—	(4,314)
Net loss	**$(15,699)**	$(12,100)	$(27,298)
Net loss per share:			
Basic and diluted net loss before cumulative effect of accounting change	**$ (1.85)**	$ (1.56)	$ (3.13)
Cumulative effect of accounting change	**—**	—	(0.59)
Basic and diluted net loss	**$ (1.85)**	$ (1.56)	$ (3.72)
Weighted average common shares outstanding	**8,466**	7,778	7,334

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Cytogen Corporation and Subsidiaries

(All amounts in thousands, except share data)	Common Stock	Additional Paid-in Capital	Deferred Compen-sation	Accumulated Other Compre-hensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 1999	$71	$311,843	$ (82)	$ —	$(301,283)	$ 10,549
Sale of 356,777 shares of common stock, including exercise of stock options	4	10,374	—	—	—	10,378
Issuance of 150,000 shares of common stock in connection with the acquisition of product candidates marketing rights	1	13,078	—	—	—	13,079
Issuance of options to purchase shares of common stock	—	261	—	—	—	261
Deferred compensation related to stock options	—	1,062	(1,062)	—	—	—
Amortization of deferred compensation	—	—	249	—	—	249
Net loss	—	—	—	—	(27,298)	(27,298)
Balance, December 31, 2000	76	336,618	(895)	—	(328,581)	7,218
Sale of 324,149 shares of common stock, including exercise of stock options	3	14,235	—	—	—	14,238
Issuance of 10,141 shares of common stock and stock options related to compensation	—	282	—	—	—	282
Issuance of options and warrants to purchase shares of common stock	—	201	—	—	—	201
Deferred compensation related to stock options	—	241	(241)	—	—	—
Amortization of deferred compensation	—	—	515	—	—	515
Comprehensive loss:						
Net loss	—	—	—	—	(12,100)	(12,100)
Unrealized gain on marketable securities	—	—	—	860	—	860
Total comprehensive loss						(11,240)
Balance, December 31, 2001	79	351,577	(621)	860	(340,681)	11,214
Sale of 716,290 shares of common stock, including exercise of stock options	7	12,966	—	—	—	12,973
Issuance of 20,512 shares of common stock and stock options related to compensation	1	736	—	—	—	737
Issuance of 127,699 shares of common stock in connection with Prostagen	1	2,038	—	—	—	2,039
Reversal of deferred compensation related to stock options	—	(433)	433	—	—	—
Amortization of deferred compensation	—	—	184	—	—	184
Comprehensive loss:						
Net loss	—	—	—	—	(15,699)	(15,699)
Unrealized loss on marketable securities	—	—	—	(860)	—	(860)
Total comprehensive loss						(16,559)
Balance, December 31, 2002	**$88**	**$366,884**	**$ (4)**	**$ —**	**$(356,380)**	**$ 10,588**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cytogen Corporation and Subsidiaries

(All amounts in thousands)	Year Ended December 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Net loss	**$(15,699)**	$(12,100)	$(27,298)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	**779**	1,186	1,027
Imputed interest (income) expense	**—**	(43)	29
Stock-based compensation expenses	**655**	809	510
Stock-based milestone payment	**2,033**	—	—
Amortization of deferred revenue	**(410)**	(860)	(859)
Acquisition of marketing and technology rights	**—**	—	13,079
Cumulative effect of accounting change	**—**	—	4,314
Asset impairment	**2,446**	—	—
Loss on investment	**516**	—	—
Gain on sale of property and equipment	**—**	—	(148)
Changes in assets and liabilities:			
Receivables, net	**946**	263	397
Inventories	**627**	(1,006)	(198)
Other assets	**548**	24	(1,631)
Accounts payable and accrued liabilities	**(692)**	(1,714)	1,740
Net cash used in operating activities	**(8,251)**	(13,441)	(9,038)
Cash Flows from Investing Activities:			
Purchases of property and equipment	**(148)**	(813)	(1,209)
Purchase of product rights	**(1,150)**	(500)	(500)
Net proceeds from sale of property and equipment	**100**	—	148
Decrease in short-term investments	**—**	—	1,593
Net cash provided by (used in) investing activities	**(1,198)**	(1,313)	32
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	**12,973**	14,238	10,378
Payments of long-term liabilities	**(108)**	(168)	(180)
Net cash provided by financing activities	**12,865**	14,070	10,198
Net increase (decrease) in cash and cash equivalents	**3,416**	(684)	1,192
Cash and cash equivalents, beginning of year	**11,309**	11,993	10,801
Cash and cash equivalents, end of year	**$ 14,725**	$ 11,309	$ 11,993

The accompanying notes are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Cytogen Corporation ("Cytogen" or the "Company") of Princeton, New Jersey is a product-driven, oncology-focused biopharmaceutical company. The Company markets oncology products through its in-house sales force: ProstaScint® (a monoclonal antibody-based imaging agent used to image the extent and spread of prostate cancer) and NMP22® BladderChek™ (a point-of-care test for bladder cancer detection). The Company has also developed Quadramet®, a skeletal targeting therapeutic radiopharmaceutical for the relief of bone pain in prostate and other types of cancer, for which the Company receives royalties on product sales through Berlex Laboratories, the United States affiliate of Schering AG Germany, which markets the product in the United States. The Company's pipeline comprises product candidates at various stages of clinical development, including fully human monoclonal antibodies and cancer vaccines based on PSMA (prostate specific membrane antigen) technology, which the Company exclusively licensed from Memorial Sloan-Kettering Cancer Center. The Company also conducts research in cell signaling through its AxCell Biosciences research subsidiary in Newtown, Pennsylvania.

In August 2000, we expanded our product pipeline by entering into marketing, license and supply agreements with Advanced Magnetics, Inc. for Combidex®, which is an investigational magnetic resonance imaging (MRI) contrast agent that assists in the differentiation of metastatic from non-metastatic lymph nodes. We hold exclusive United States marketing rights to Combidex. Advanced Magnetics is continuing its discussions with the FDA relating to outstanding issues regarding an approvable letter received from the FDA dated June 2000, in an effort to bring Combidex to market.

Basis of Consolidation

The consolidated financial statements include the accounts of Cytogen and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows

Cash and cash equivalents include cash on hand, cash in banks and all highly liquid investments with maturities of three months or less at the time of purchase. Cash paid for interest expense was $169,000, $180,000 and $99,000 in 2002, 2001 and 2000, respectively. During 2002, 2001 and 2000, the Company purchased $189,000, $11,000 and $49,000, respectively, of equipment under various capital leases.

Marketable Securities

In connection with the acquisition of Prostagen, Inc. in June 1999 (see Note 5), the Company received 275,350 shares of Northwest Biotherapeutics, Inc. ("Northwest") common stock. The Company had classified this investment as available-for-sale securities. The fair value of Northwest stock, based on quoted market prices, had significantly decreased from the Company's original carrying value of this investment of $516,000. Based on the evaluation of the financial condition of Northwest and the significant decline in stock price, management concluded that the carrying amount of this investment would not be recoverable. Accordingly, the Company recorded a non-cash charge of $516,000 related to the other than temporary decline in the value of this investment during 2002.

Receivables

At both December 31, 2002 and 2001, accounts receivable were net of an allowance for doubtful accounts of $30,000. There was no expense charged to the provision for doubtful accounts during 2002, 2001 and 2000. The Company wrote off $0, $5,000 and $47,000 of uncollectible accounts in 2002, 2001 and 2000, respectively.

At December 31, 2001, the Company had a $1.1 million receivable due from Public Service Electric and Gas Company relating to the sales of New Jersey State operating loss carryforwards and research and development credits. The Company received the proceeds from this receivable in January 2002.

Inventories

The Company's inventories are primarily related to ProstaScint and NMP22 BladderChek. Inventories are stated at the lower of cost or market using the first-in, first-out method and consisted of the following:

	December 31,	
	2002	2001
Raw materials	**$ 506,000**	$ 506,000
Work-in process	**39,000**	1,371,000
Finished goods	**717,000**	12,000
	$1,262,000	$1,889,000

Property and Equipment

Property and equipment are stated at cost, net of depreciation. Leasehold improvements are amortized on a straight-line basis over the lease period or the estimated useful life, whichever is shorter. Equipment and furniture are depreciated on a straight-line basis over three to five years. Expenditures for repairs and maintenance are charged to expense as incurred. Property and equipment consisted of the following:

	December 31,	
	2002	2001
Leasehold improvements	**$ 103,000**	$ 3,425,000
Equipment and furniture	**2,420,000**	6,224,000
	2,523,000	9,649,000
Less—accumulated depreciation and amortization	**(1,451,000)**	(7,818,000)
	$ 1,072,000	$ 1,831,000

In 2002, the Company wrote off approximately $1.7 million of fully depreciated property and equipment, and sold $5.3 million of its manufacturing property and equipment which had a net value of $100,000 to Bard BioPharma L.P., a subsidiary of Purdue Pharma L.P., for proceeds of $100,000. Depreciation expense was $600,000, $1.2 million and $1.0 million in 2002, 2001 and 2000, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses and long-term debt. Management believes the carrying value of these assets and liabilities are considered to be representative of their fair market value.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if indicators of impairment exist, management assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows and eventual disposition of the asset. If impairment is indicated, management measures the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. During the fourth quarter of 2002, the Company recorded a charge of $1.7 million for the asset impairment associated with licensing fees paid by the Company related to BrachySeed I-125 and BrachySeed Pd-103 (see Note 4).

Other Assets

Other assets consisted of the following:

	December 31,	
	2002	2001
NMP22 BladderChek license fee, net	**$145,000**	$ —
BrachySeed I-125 license fee, net (Note 4)	**—**	903,000
Investment in PSMA Development Co. LLC (Note 6)	**1,000**	588,000
Other	**268,000**	364,000
	$414,000	$1,855,000

Revenue Recognition

Product related revenues include product sales by Cytogen to its customers and Quadramet royalties. Product sales are recognized upon shipment of the finished goods. The Company does not grant price protection to its customers. Royalties are recognized as revenue when earned.

License and contract revenues include milestone payments and fees under collaborative agreements with third parties, revenues from contract manufacturing and research services, and revenues from other miscellaneous sources. In 2000, the Company discontinued contract manufacturing services, concurrent with the sale of the manufacturing and laboratory facilities and therefore has received no revenue from this source since 2000.

Effective January 1, 2000, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which, as applied to the Company, requires up-front, non-refundable license fees to be deferred and recognized over the performance period. The cumulative effect of adopting SAB 101 resulted in a one-time, non-cash charge of $4.3 million or $0.59 per share, which reflects the deferral of an up-front license fee received from Berlex Laboratories, Inc. ("Berlex"), net of associated costs, related to the licensing of Quadramet recognized in October 1998 and a license fee for certain applications of PSMA to a joint venture formed by Cytogen and Progenics Pharmaceuticals Inc. ("Progenics") recognized in June 1999 (see Note 6). Previously, the Company had recognized up-front license fees when the Company had no obligations to return the fees under any circumstances. Under SAB 101, these payments are recorded as deferred revenue to be recognized over the remaining term of the related agreements. For the years ended December 31, 2002, 2001 and 2000, the Company recognized $410,000, $860,000 and $859,000 in revenues, respectively, that were included in the cumulative effect adjustment as of January 1, 2000.

Prior year financial statements have not been restated to apply SAB 101 retroactively; however, the following pro forma amounts present the net loss to common stockholders and net loss per share assuming the Company had retroactively applied SAB 101.

	Year Ended December 31, 2000
Net loss, as reported	$(27,298,000)
Net loss per share, as reported	$ (3.72)
Pro forma net loss	$(22,984,000)
Pro forma net loss per share	$ (3.13)

In accordance with Emerging Issues Task Force ("EITF") 00-10, the Company records shipping and handling charges billed to customers as revenue and the related costs as cost of product sales.

Research and Development

Research and development expenditures consist of projects conducted by the Company and payments made to sponsored research programs and consultants. All research and development costs are charged to expense as incurred. Research and development expenditures for customer sponsored programs were $53,000, $17,000 and $45,000 in 2002, 2001 and 2000, respectively.

Patent Costs

Patent costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Basic net loss per common share is based upon the weighted average common shares outstanding during each period. Diluted net loss per common share is the same as basic net loss per share, as the inclusion of common stock equivalents would be antidilutive due to the Company's losses (see Note 12).

Reverse Stock Split

On October 25, 2002, upon the receipt of approval of the Company's stockholders, the Company's Board of Directors authorized and implemented a reverse stock split (the "Reverse Split") of Cytogen's issued, outstanding and authorized shares of common stock at a ratio of one-for-ten. All references in the accompanying consolidated financial statements to the number of shares and per share amounts have been retroactively restated to reflect the Reverse Split.

Stock-Based Compensation

The Company follows the intrinsic value method of accounting for stock-based employee compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company records deferred compensation for option grants to employees for the amount, if any, by which the market price per share exceeds the exercise price per share at the measurement date, which is generally the grant date. In addition, the Company applies fair value accounting for option grants to non-employees in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" and EITF Issue 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

The Company follows the disclosure provisions of SFAS 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Had compensation cost for options been recognized in the consolidated statements of operations using the fair value method of accounting, the Company's net loss and net loss per share would have been:

	Year Ended December 31,		
	2002	2001	2000
Net loss, as reported	**$(15,699,000)**	$(12,100,000)	$(27,298,000)
Add: Stock-based employee compensation expense included in reported net loss	**184,000**	*515,000*	249,000
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	**(4,000,000)**	(5,838,000)	(3,640,000)
Pro forma net loss	**$(19,515,000)**	$(17,423,000)	$(30,689,000)
Basic and diluted net loss per share, as reported	**$ (1.85)**	$ (1.56)	$ (3.72)
Pro forma basic and diluted net loss per share	**$ (2.31)**	$ (2.24)	$ (4.18)

Other Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income." This statement requires the classification of items of other comprehensive income by their nature and disclosure of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

Recent Accounting Pronouncements

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees and termination of benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

Reclassification

Certain amounts in prior years consolidated financial statements have been reclassified to conform to current year presentation.

2. DSM BIOLOGICS COMPANY B.V.

In July 2000, the Company entered into a Development and Manufacturing Agreement with DSM Biologics Company B.V. ("DSM"), pursuant to which DSM was to conduct certain development activities with respect to ProstaScint, including the delivery of a limited number of batches of ProstaScint for testing and evaluation purposes. During 2002, the parties ceased to operate under the terms of such agreement. In 2002, 2001 and 2000, the Company recorded $551,000, $3.2 million and $559,000, respectively, of development expenses related to this agreement.

3. ADVANCED MAGNETICS, INC.

In August 2000, the Company and Advanced Magnetics, Inc., a developer of novel diagnostic pharmaceuticals for use in magnetic resonance imaging (MRI), entered into marketing, license and supply agreements ("AVM Agreements"). Under the AVM Agreements, Cytogen acquired certain United States' rights to Advanced Magnetics' product candidates: Combidex®, MRI contrast agent for the detection of lymph node metastases (for all applications) and imaging agent Code 7228 (for oncology applications only). Advanced Magnetics will be responsible for all costs associated with the clinical development, supply and manufacture of Combidex and Code 7228 and will receive royalties based upon product sales.

In exchange for the future marketing rights to Combidex (for all applications) and Code 7228 (for oncology applications only), Cytogen issued 150,000 shares of its Common Stock to Advanced Magnetics at closing and may issue an additional 50,000 shares, which are currently in escrow, subject to the achievement of certain milestones. Of such 50,000 shares, 25,000 are being held in escrow pending the achievement of certain milestones relating to Combidex and 25,000 are being held in escrow pending the achievement of certain milestones relating to Code 7228. Since the Advanced Magnetics' product candidates have not yet received FDA approval, the Company recorded a $13.2 million charge in the 2000 consolidated statement of operations for the acquisition of marketing and technology rights, of which $13.1 million was non-cash and represented the fair value of the 150,000 shares of Common Stock issued. There can be no assurance that Advanced Magnetics will receive FDA approval to market Combidex or Code 7228 for oncology applications in the United States. At this time, Advanced Magnetics does not intend to develop Code 7228 for oncology imaging.

4. DRAXIMAGE INC.

In December 2000, the Company entered into a Product Manufacturing and Supply Agreement with Draximage, Inc. to market and distribute BrachySeed implants for prostate cancer therapy in the United States. Under the terms of the agreement, Draximage supplied radioactive iodine and palladium seeds to Cytogen in exchange for product transfer payments, royalty payments on sales and certain milestone payments. Cytogen paid Draximage $500,000 upon execution of the contract in 2000, $500,000 upon the first sale of the Iodine-125 BrachySeeds in 2001 and $1.0 million related to the first sale of BrachySeed Pd-103 in 2002. These payments were recorded as other assets in the accompanying consolidated balance sheet for the respective period (see Note 1) and were being amortized over the ten year term of the Draximage Agreement. In January 2003, the Company served notice of termination for each of its License and Distribution Agreement and Product Manufacturing and Supply Agreement with Draximage with respect to both the BrachySeed I-125 and BrachySeed Pd-103 products. As a result, effective January 24, 2003, the Company no longer accepts or fills new orders for the BrachySeed products. In 2002, the Company recorded a non-cash charge of $1.7 million to write off the carrying values of the licensing fees paid for BrachySeed I-125 and BrachySeed Pd-103. Prior to the write-off of such licensing rights, amortization expense was $174,000, $93,000 and $4,000 in 2002, 2001 and 2000, respectively. The Company also recorded $503,000 and $113,000 in royalty expense for 2002 and 2001, respectively.

5. ACQUISITION OF PROSTAGEN, INC.

Pursuant to a Stock Exchange Agreement ("Prostagen Agreement") related to the Company's acquisition of Prostagen Inc. ("Prostagen") in June 1999, the Company agreed to issue up to an additional $4.0 million worth of Cytogen Common Stock to the shareholders and debtholders of Prostagen (the "Prostagen Partners"), if certain milestones are achieved in the dendritic cell therapy and PSMA development programs. During 2002, the Company and the Prostagen Partners agreed that a milestone was achieved based on the progress of the dendritic cell prostate cancer clinical trials at Northwest. As a result, the Company recorded a $2.0 million charge to research and development expense which represented the fair value of the 122,699 shares of Common Stock issued. In May 2002, the Company entered into an addendum to the Prostagen Agreement (the "Addendum"), which clarifies the future milestone payments to be made under the Prostagen Agreement, as well as the timing of such payments. Pursuant to the Addendum, the Company may be obligated to pay two additional milestone payments of $1.0 million each, upon the earlier of certain clinical achievements regarding the PSMA development programs or January 2003 and July 2003, respectively, provided that the payments shall be due on these dates only if safety has been established in a completed Phase I clinical trial and the research program on immunotherapy for prostate cancer is continuing on such dates. Any future milestone payments are payable in shares of Cytogen Common Stock. In addition, the Company issued 5,000 shares of Common Stock to the Prostagen Partners in 2002 upon the satisfactory termination of a lease obligation originally assumed by the Company.

6. PROGENICS PHARMACEUTICALS, INC. JOINT VENTURE

In June 1999, Cytogen entered into a joint venture with Progenics, PSMA Development Company LLC, (the "Joint Venture"), to develop vaccine and antibody-based immunotherapeutic products utilizing Cytogen's proprietary PSMA technology. The Joint Venture is owned equally by Cytogen and Progenics. Through November 2001, Progenics funded the first $3.0 million of development costs of the Joint Venture. Beginning in December 2001, the Company and Progenics began to equally share the future costs of the Joint Venture. Cytogen has the exclusive North American marketing rights for products developed by the Joint Venture.

The Company accounts for the Joint Venture using the equity method of accounting. As discussed above, through November 2001, Progenics was obligated to fund the initial $3.0 million of the development costs. Beginning in December 2001, Cytogen began to recognize 50% of the Joint Venture's operating results, expected to be losses, in its consolidated statement of operations. For the year ended December 31, 2002, Cytogen recognized $2.9 million of these losses compared to $332,000 during the year ended December 31, 2001. As of December 31, 2002 and 2001, the carrying value of the Company's investment in the Joint Venture was $1,000 and $588,000, respectively, which represents Cytogen's investment to date in the Joint Venture, less its cumulative share of losses, which net investment is recorded in other assets (see Note 1). Selected financial statement information of the Joint Venture is as follows:

	December 31, 2002	December 31, 2001
Balance Sheet Data:		
Cash	**$ 290,000**	$ 1,010,000
Accounts payable	**$ 304,000**	$ 351,000
Capital contributions	**11,399,000**	6,799,000
Contribution receivable from Progenics	**—**	(500,000)
Accumulated deficit	**(11,413,000)**	(5,640,000)
	$ 290,000	$ 1,010,000

	For the Year Ended 2002	2001	2000	For the Period from June 15, 1999 (Inception) to December 31, 2002
Interest income	**$ 13,000**	$ 47,000	$ 96,000	$ 229,000
Total expenses	**5,786,000**	2,623,000	1,085,000	11,642,000
Net loss	**$(5,773,000)**	$(2,576,000)	$ (989,000)	$(11,413,000)

In connection with the licensing of the PSMA technology to the Joint Venture in June 1999, Cytogen recognized approximately $1.8 million in license fee revenue. In connection with the adoption of SAB 101, effective January 1, 2000 (see Note 1), the Company deferred approximately $1.5 million of this previously recognized license fee and recognized $150,000, $599,000 and $599,000 of the deferred revenue as license and contract revenue in 2002, 2001 and 2000, respectively. The remaining $125,000 of deferred revenue will be recognized on a straight-line basis over the estimated remaining performance period of the development program.

7. THE DOW CHEMICAL COMPANY

In 1993, Cytogen acquired from The Dow Chemical Company an exclusive license for the treatment of osteoblastic bone metastases in the United States for Quadramet. This license was amended in 1995 and 1998 to expand the territory to include Canada, Latin America, Europe and Japan, in 1996 to expand the field to include all osteoblastic diseases, and in 1998 to include rheumatoid arthritis. The agreement requires the Company to pay Dow royalties based on a percentage of net sales of Quadramet, or a guaranteed contractual minimum payments, whichever is greater, and future payments upon achievement of certain milestones. The Company recorded $1.0 million, $824,000 and $802,000 in royalty expense for 2002, 2001 and 2000, respectively. Future annual minimum royalties due to Dow are $1.0 million per year in 2003 through 2012 and $2.0 million in 2013.

8. REVENUES FROM MAJOR CUSTOMERS

Revenues from major customers (greater than 10%) as a percentage of total revenues were as follows:

	Year Ended December 31,		
	2002	2001	2000
Berlex Laboratories Inc.	**16%**	20%	22%
Mallinckrodt Medical Inc.	**18**	20	19
Medi-Physics	**12**	12	7
Syncor International Corporation	**9**	11	11

Mallinckrodt Medical Inc., Medi-Physics and Syncor International Corporation are chains of radiopharmacies, which distribute ProstaScint and OncoScint CR/OV kits.

Revenues from Berlex include the recognition of deferred revenue following the adoption of SAB 101.

As of December 31, 2002, the receivables from four of the Company's largest customers accounted for 57% of total accounts receivable.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	
December 31,	**2002**	2001
Accounts payable	**$1,726,000**	$1,166,000
Accrued payroll and related expenses	**298,000**	989,000
Accrued research contracts and materials	**238,000**	831,000
Accrued commission and royalties	**720,000**	250,000
Accrued professional and legal	**519,000**	1,061,000
Facility payable and accrued restructuring	**130,000**	462,000
Other accruals	**796,000**	556,000
	$4,427,000	$5,315,000

10. LONG-TERM LIABILITIES

	December 31,	
	2002	2001
Due to Elan Corporation, plc	**$2,280,000**	$2,280,000
Capital lease obligations	**162,000**	88,000
Lease obligation	**246,000**	—
Other	**6,000**	—
	2,694,000	2,368,000
Less: Current portion of long-term liabilities	**(80,000)**	(77,000)
	$2,614,000	$2,291,000

In August 1998, Cytogen received $2.0 million from Elan Corporation, plc ("Elan") in exchange for a convertible promissory note. The note is convertible into shares of Cytogen Common Stock at $28 per share, subject to adjustments, and matures in August 2005. The note bears annual interest of 7%, compounded semi-annually, however, such interest was not payable in cash but was added to the principal for the first 24 months; thereafter, interest is payable in cash. In 2002, 2001 and 2000, the Company recorded $160,000, $160,000 and $141,000, respectively, in interest expense on this note. The note contains certain non-financial covenants.

The Company leases certain equipment under capital lease obligations, which will expire on various dates through 2005. Property and equipment leased under non-cancellable capital leases have a net book value of $159,000 at December 31, 2002. Payments to be made under capital lease obligations (including total interest of $9,000) are $86,000 in 2003, $79,000 in 2004 and $6,000 in 2005.

In an effort to reduce expenses and position Cytogen for stronger long-term growth in oncology, the Company restructured AxCell in September 2002 by reducing 75% of AxCell's workforce. As a result, during 2002, the Company recorded a charge of $869,000 related to employee severance costs, the impairment of property and equipment and future rental payments on leased facilities that will not be used in operations, which has been included in general and administrative expense in the accompanying consolidated statement of operations. As of December 31, 2002, the Company has accrued its obligations for future lease payments of $322,000, of which $246,000 is long-term and will be paid through 2006.

11. COMMON STOCK

In 2000, the Company sold 100,000 shares of Cytogen Common Stock to Berlex for $1.0 million or consideration equal to $10.00 per share upon an exercise of a warrant and 166,000 additional shares of Cytogen Common Stock for total proceeds of $3.5 million at an average price of $21.20 per share upon the exercises of employee stock options and other warrants.

In September 2000, the Company sold to Acqua Wellington North American Equities Fund, Ltd., ("Acqua Wellington") 90,260 registered shares of Cytogen Common Stock at an aggregate price of $6.0 million or consideration equal to $66.47 per share. In October 2000, the Company entered into an equity financing facility with Acqua Wellington for up to $70 million of Common Stock. Under the terms of the agreement, Cytogen could, at its discretion, sell shares of its Common Stock to Acqua Wellington at a small discount to the market price. Pursuant to this Equity Financing Facility, in February 2001, the Company sold to Acqua

Wellington 127,656 shares of its Common Stock at an aggregate price of $6.5 million or consideration equal to $50.92 per share. The equity financing facility was terminated in June 2001.

In June 2001, the Company entered into a Share Purchase Agreement with the State of Wisconsin Investment Board ("SWIB"), pursuant to which the Company sold 182,000 shares of Cytogen Common Stock to SWIB for an aggregate purchase price of $8.2 million, before transaction costs, or consideration equal to $45.00 per share. In connection with the Share Purchase Agreement, the Company was required to discontinue the use of the Acqua Wellington equity financing facility and such agreement was terminated.

In January 2002, the Company sold 297,067 shares of Cytogen Common Stock to SWIB for an aggregate purchase price of $8.0 million, or consideration equal to $26.90 per share pursuant to a January 2002 Share Purchase Agreement between SWIB and the Company. In connection with our stock issuances to SWIB, the Company agreed not to enter into equity line arrangements in the future, issue certain securities at less than fair market value or undertake certain other securities issuances without requisite stockholder approval. The Company sold an additional 416,670 shares of its Common Stock to SWIB in June 2002 for an aggregate purchase price of $5.0 million or consideration equal to $12.00 per share.

See Note 5 for information regarding Cytogen Common Stock issued to the Prostagen Partners.

12. STOCK OPTIONS

The Company has various stock option plans that provide for the issuance of incentive and non-qualified stock options to purchase Cytogen Common Stock ("Cytogen Options") to employees, non-employee directors and outside consultants, for which an aggregate of 607,889 shares of Common Stock have been reserved. The persons to whom Cytogen Options may be granted and the number, type, and terms of the Cytogen Options vary among the plans. Cytogen Options are granted with an exercise term of 10 years and generally become exercisable in installments over periods of up to 5 years at an exercise price determined either by the plan or equal to the fair market value of the Cytogen Common Stock at the date of grant. Under certain circumstances, vesting may accelerate. Activity under these plans was as follows:

	Number of Cytogen Options	Price Range Per Share	Weighted Average Exercise Price Per Share	Aggregate Exercise Price
Balance at December 31, 1999	508,000	$ 7.00–166.30	$20.17	$10,248,263
Granted	134,050	24.70–169.38	63.64	8,530,540
Exercised	(134,344)	8.30–166.30	23.90	(3,210,282)
Cancelled	(38,077)	9.50–169.38	26.91	(1,024,568)
Balance at December 31, 2000	469,629	7.00–169.38	30.97	14,543,953
Granted	74,736	25.60– 61.30	38.08	2,845,773
Exercised	(13,090)	7.00– 28.40	16.61	(217,478)
Cancelled	(37,027)	8.30–169.38	43.95	(1,627,480)
Balance at December 31, 2001	494,248	7.00–169.38	31.45	15,544,768
Granted	102,063	3.48– 23.30	4.32	440,688
Exercised	(905)	8.13– 20.00	18.87	(17,077)
Cancelled	(123,300)	8.28–165.00	42.87	(5,285,848)
Balance at December 31, 2002	**472,106**	**$ 3.48–169.38**	**$22.63**	**$10,682,531**

The following table summarizes information about Cytogen stock options at December 31, 2002:

	Outstanding Cytogen Stock Options			Exercisable Cytogen Stock Options	
Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Exercise Price
$ 3.48– 18.33	304,751	3.6	$ 8.66	252,538	$ 9.41
18.34– 36.66	95,669	5.8	27.37	75,939	26.04
36.67– 54.99	24,220	6.4	47.38	14,796	46.80
55.00– 73.32	11,383	7.1	58.40	10,558	58.25
73.33– 91.65	2,550	4.1	78.23	2,430	77.67
91.66–109.98	33,333	0.2	101.41	33,333	101.41
164.97–169.38	200	7.2	169.38	140	169.38
$ 3.48–169.38	472,106	4.1	$ 22.63	389,734	$ 23.75

At December 31, 2002, Cytogen Options to purchase 389,734 shares of Cytogen Common Stock were exercisable and 68,510 shares of Cytogen Common Stock were available for issuance under approved plans of additional options that may be granted under the plans.

Included in the above tables is an option granted to a key employee in 1998 to purchase 135,000 shares of Cytogen Common Stock ("Performance Options"), at an exercise price of $10.94 per share. The vesting of Performance Options were subject to the completion of certain performance based milestones as determined by the Board of Directors (the "Board"). The Company recorded approximately $1.1 million of deferred compensation upon the commencement of the vesting of the Performance Options, which represented the fair market value of Cytogen's Common Stock in excess of the exercise price of the option on the date which the Board determined the performance milestones had been met. Deferred compensation was amortized over the three-year vesting period of the Performance Options. Upon the resignation of the key employee in December 2002, $354,000 of the deferred compensation related to unvested options was reversed.

Not included in the above table are options to purchase 150,000 shares of our common stock granted in 2002 to our executive officer outside any of the Company's approved stock option plans, at an exercise price of $3.54 per share. This option has three separate and equal tranches which will each vest based upon the achievement of certain milestones that will be established by the Company's Board of Directors. If the fair market value of the common stock is greater than the exercise price of the option when such milestones are met, the Company will record compensation expense to be recognized over the vesting period of such options, which will be established by the Board of Directors.

AxCell, a subsidiary of Cytogen Corporation, also has a stock option plan that provides for the issuance of incentive and non-qualified stock options to purchase AxCell Common Stock ("AxCell Options") to employees, for which 2,000,000 shares of AxCell common stock have been reserved. In 2002, the Company granted 20,000 shares of AxCell Common Stock to members of AxCell's Scientific Advisory Board. The Company recorded $93,000 of expense related to these grants, based upon the estimated fair value of those shares on the date of grant. As of December 31, 2002, 8,035,000 shares of AxCell Common Stock are outstanding, 8,000,000 of which are held by Cytogen. AxCell options are granted with an exercise term of 10 years and generally become exercisable in installments over periods of up to 5 years. The Company granted AxCell Options to purchase 183,035, 438,365 and 0 shares of AxCell Common Stock during 2002, 2001 and 2000, respectively. The weighted average exercise price per share for all outstanding options was $3.52 in 2002 and $3.69 in 2001. As of December 31, 2002, options to purchase 190,531 shares of AxCell Common Stock were outstanding, of which 85,537 shares were exercisable and 1,794,469 shares were available for future grant. During 2001, in connection with the grant of AxCell Options, the Company recorded deferred compensation of $241,000, representing the estimated fair value of AxCell Common Stock in excess of the exercise price of the options on the date such options were granted. The deferred compensation is being amortized over the vesting period of the options. Due to employee terminations, primary as a result of the restructuring at AxCell, $79,000 of deferred compensation related to unvested options was reversed.

The Company adopted an employee stock purchase plan under which eligible employees may elect to purchase shares of Cytogen Common Stock at the lower of 85% of fair market value as of the first trading day of each quarterly participation period, or as of the last trading day of each quarterly participation period. In 2002, 2001 and 2000, employees purchased 4,911, 1,287 and 3,239 shares, respectively, for aggregate proceeds of $24,000, $28,000 and $80,000, respectively. The Company has reserved 30,639 shares for future issuance under its employee stock purchase plan.

The weighted average fair value of the options granted under the Cytogen stock option plans during 2002, 2001 and 2000 is estimated as $3.70, $30.74 and $54.01 per option, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2002, 2001 and 2000: dividend yield of zero, volatility of 143.46%, 124.95% and 120.39%, respectively, risk-free interest rate of 2.94%, 4.55% and 5.98%, respectively, and an expected life ranging from 4 to 5 years. The average fair value per option ascribed to the employee stock purchase plan during 2002, 2001 and 2000 is estimated at $5.72, $14.73 and $13.53, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2002, 2001 and 2000: dividend yield of zero, volatility of 20.83%, 125.41% and 109.83%, respectively, risk-free interest rate of 1.67%, 4.12% and 5.52%, respectively, and expected life of three months. The weighted average fair value of AxCell Options granted during 2002 and 2001 is estimated at $4.16 and $4.06, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions for 2002 and 2001: dividend yield of zero, volatility of 142.07% and 124.91%, respectively, risk-free interest rate of 4.02% and 4.59%, respectively, and an expected life of 5 years.

As of December 31, 2002, the Company has outstanding warrants to purchase 32,363 shares of Common Stock, at exercise prices ranging from $16.25 to $49.80 per share. The warrants are exercisable through November 2004.

13. RELATED PARTY TRANSACTION

Consulting services have been provided to the Company under an agreement with the Chairman of the Board of Directors related to time spent in that function on Company matters. Fees and expenses under this agreement were $52,000, $53,000 and $54,000 in 2002, 2001 and 2000, respectively.

14. RETIREMENT SAVINGS PLAN

The Company maintains a defined contribution plan for its employees. The contribution is determined by the Board of Directors each year and is based upon a percentage of gross wages of eligible employees. The plan provides for vesting over four years, with credit given for prior service. The Company also makes contributions under a 401(k) plan in amounts which match up to 50% of the salary deferred by the participants. Matching is capped at 6% of deferred salaries. Total expense was $98,000, $140,000 and $95,000 for 2002, 2001 and 2000, respectively.

15. INCOME TAXES

As of December 31, 2002, Cytogen had federal net operating loss carryforwards of approximately $264 million. The Company also had federal and state research and development tax credit carryforwards of approximately $7.1 million. These net operating loss and credit carryforwards have begun to expire and will continue to expire through 2022. In addition, certain operating loss and credit carryforwards began to expire in 1995.

The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been an "ownership change." Such an "ownership change," as described in Section 382 of the Internal Revenue Code, may limit the Company's utilization of its net operating loss and tax credit carryforwards.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Based on the Company's net loss before income taxes during 2002, 2001 and 2000, the Company would have recorded a tax benefit. During 2002, 2001 and 2000, there were increases of $3,529,000, $6,926,000 and $8,880,000, respectively in the valuation allowance, due to the Company's loss history and uncertainty regarding the realization of deferred tax assets. These increases to the valuation allowance reduced the actual benefit to zero. Deferred tax assets have been fully reserved as of December 31, 2002 and 2001.

A portion of the Company's net operating loss carryforward relates to tax deductions from stock option exercises and disqualifying dispositions that would be accounted for as capital contributions for financial reporting purposes to the extent such deductions could be utilized by the Company.

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 89,859,000**	$ 81,860,000
Capitalized research and development expenses	**7,396,000**	11,808,000
Research and development credit	**7,075,000**	6,800,000
Acquisition of in-process technology	**977,000**	720,000
Other, net	**9,148,000**	9,738,000
Total deferred tax assets	**114,455,000**	110,926,000
Valuation allowance	**(114,455,000)**	(110,926,000)
Net deferred tax assets	**$ —**	$ —

In 1995, Cytogen acquired CytoRad and Cellcor, both of which had net operating loss carryforwards. Due to Section 382 limitations, approximately $10 million of CytoRad and $12.0 million of Cellcor carryforwards may be available to offset future taxable income. A full valuation allowance was established on the acquisition dates as realization of these tax assets is uncertain.

During 2001 and 2000, the Company sold New Jersey State operating loss carryforwards and research and development credits, resulting in the recognition of a $1.1 million and $1.6 million tax benefit, respectively. In addition, in January 2003, the Company sold additional New Jersey State net operating loss carryforwards which will result in $584,000 of income tax benefits, which will be recorded during the first quarter of 2003.

16. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain equipment under non-cancellable operating leases that expire at various times through 2006. Rent expense on these leases was $832,000, $1.6 million and $1.3 million in 2002, 2001 and 2000, respectively. Minimum future obligations under the operating leases are $1.8 million as of December 31, 2002 and will be paid as follows: $837,000 in 2003, $616,000 in 2004, $291,000 in 2005 and $103,000 in 2006. In addition, the Company has an agreement to receive annual sublease income of $54,000 in 2003, 2004 and 2005 and $36,000 in 2006.

The Company is obligated to make minimum future payments under manufacturing and research and development contracts that expire at various times. As of December 31, 2002, the minimum future payments under contracts are $1.3 million in 2003, $197,000 in 2004 and $130,000 each year from 2005 to 2018. In addition, the Company is obligated to pay milestone payments upon achievement of certain milestones and royalties on revenues from commercial product sales including certain guaranteed minimum payments.

In subsequent periods, we expect to provide funding for the development of the PSMA technologies through our joint venture with Progenics at even higher levels than the current year. Such funding amount may vary dependent upon, among other things, the results of the clinical trials and research and development activities, competitive and technological developments, and market opportunities.

On March 17, 2000, Cytogen was served with a complaint filed against the Company in the United States Federal Court for the District of New Jersey by M. David Goldenberg ("Goldenberg") and Immunomedics, Inc. (collectively "Plaintiffs"). The litigation claims that ProstaScint infringes a patent purportedly owned by Goldenberg and licensed to Immunomedics. The Company believes that ProstaScint does not infringe this patent, and that the patent is invalid and unenforceable. The patent sought to be enforced in the litigation has now expired; as a result, the claim even if successful would not result in an injunction barring the continued sale of ProstaScint or affect any other of Cytogen's products or technology. In addition, the Company has certain rights to indemnification against litigation and litigation expenses from the inventor of technology used in ProstaScint, which may be offset against royalty payments on sales of ProstaScint. On December 17, 2001, Cytogen filed a motion for summary judgment of non-infringement of the asserted claims of the patent-in-suit. The Plaintiffs opposed that motion and filed their own cross-motion for summary judgment of infringement. On July 3, 2002, the Court denied both parties' summary judgment motions, with leave to renew those motions after presenting expert testimony and legal argument based upon that testimony. Subsequently, the Court heard expert testimony and further argument, and received further briefing, and the parties' renewed summary judgment motions are pending. The Court has not indicated when it expects to issue a ruling. However, given the uncertainty associated with litigation, the Company cannot give any assurance that the litigation could not result in a material expenditure to the Company.

17. CONSOLIDATED QUARTERLY FINANCIAL DATA—UNAUDITED

The following table provides quarterly data for the years ended December 31, 2002 and 2001.

	Three Months Ended			
(Amounts in thousands except per share data)	**March 31, 2002**	**June 30, 2002**	**Sept. 30, 2002**	**Dec. 31, 2002**
Total revenues	**$ 3,296**	**$ 3,167**	**$ 3,101**	**$ 3,367**
Total operating expenses	**8,329**	**6,404**	**6,588**	**6,894**
Operating loss	**(5,033)**	**(3,237)**	**(3,487)**	**(3,527)**
Other income (loss), net	**35**	**30**	**(484)**	**4**
Net loss	**$(4,998)**	**$(3,207)**	**$(3,971)**	**$(3,523)**
Basic and diluted net loss per share	**$ (0.62)**	**$ (0.39)**	**$ (0.46)**	**$ (0.40)**
Weighted average common share outstanding	**8,122**	**8,308**	**8,660**	**8,758**
Product-related gross margin	**$ 2,027**	**$ 1,861**	**$ 1,882**	**$ 1,950**

	Three Months Ended			
(Amounts in thousands except per share data)	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Total revenues	$ 3,014	$ 2,856	$ 2,821	$ 3,066
Total operating expenses	5,840	6,053	6,718	7,206
Operating loss	(2,826)	(3,197)	(3,897)	(4,140)
Other income, net	172	112	118	455
Loss before income taxes	(2,654)	(3,085)	(3,779)	(3,685)
Income tax benefit	—	—	—	(1,103)
Net loss	$(2,654)	$(3,085)	$(3,779)	$(2,582)
Basic and diluted net loss per share	$ (0.35)	$ (0.40)	$ (0.48)	$ (0.33)
Weighted average common share outstanding	7,624	7,744	7,887	7,890
Product-related gross margin	$ 1,624	$ 1,955	$ 1,175	$ 1,875

18. MATRITECH, INC.

In October 2002, the Company entered into a five-year agreement with Matritech Inc. to be the sole distributor for Matritech's NMP22 BladderChek test to urologists and oncologists in the United States. Retention of exclusivity rights depends upon meeting certain minimum annual purchases. NMP22 BladderChek is a point-of-care antibody-based diagnostic test for bladder cancer detection. During November 2002, the Company began promoting NMP22 BladderChek to urologists in the United States using its in-house sales force. The Company paid Matritech $150,000 upon the execution of the agreement, which was recorded as other assets in the accompanying consolidated balance sheet and is being amortized over the five-year estimated performance period of the agreement.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Cytogen Corporation and Subsidiaries

Information regarding the Company's former accountants, Arthur Andersen LLP, was previously reported by the Company on: (i) a Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2002, and an amendment thereto filed with the Securities and Exchange Commission on May 22, 2002; and (ii) a Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2002.

Independent Auditor's Report

The Board of Directors and Stockholders
Cytogen Corporation:

We have audited the accompanying consolidated balance sheet of Cytogen Corporation and subsidiaries as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of PSMA Development Company LLC (a development stage enterprise), a 50% owned unconsolidated investee company. The Company's equity interest in the loss of PSMA Development Company LLC was $2.9 million for the year ended December 31, 2002. The financial statements of PSMA Development Company LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PSMA Development Company LLC, is based solely on the report of the other auditors. The consolidated financial statements of Cytogen Corporation and subsidiaries as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors report dated February 5, 2002 on those consolidated financial statements was unqualified before the restatement described in Note 1 to the consolidated financial statements, and included an explanatory paragraph that described the change in Cytogen Corporation's method of accounting for revenue recognition discussed in Note 1 to the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cytogen Corporation and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Cytogen Corporation and subsidiaries as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 1, the Company implemented a reverse stock split in 2002, and the number of shares and per share amounts in the accompanying 2001 and 2000 consolidated financial statements have been restated to reflect such reverse stock split. We audited the adjustments that were applied to restate the number of shares and per share amounts reflected in the 2001 and 2000 consolidated financial statements for the reverse stock split. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements of Cytogen Corporation and subsidiaries, other than with respect to such adjustments and , accordingly, we do not express an opinion or any form of assurance on the 2001 and 2000 consolidated financial statements taken a whole.

KPMG LLP

Princeton, New Jersey
January 31, 2003

Report of Independent Public Accountants

THE FOLLOWING IS A COPY OF A REPORT ISSUED BY ARTHUR ANDERSEN LLP, AND INCLUDED IN CYTOGEN CORPORATION'S 2001 ANNUAL REPORT. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN, AND ARTHUR ANDERSEN HAS NOT CONSENTED TO ITS USE IN THIS ANNUAL REPORT. ALL NUMBERS SET FORTH IN THIS ANNUAL REPORT REFLECT THE EFFECT OF A ONE-FOR-TEN REVERSE STOCK SPLIT EFFECTIVE OCTOBER 25, 2002.

To Cytogen Corporation:

We have audited the accompanying consolidated balance sheets of Cytogen Corporation (a Delaware Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cytogen Corporation and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for revenue recognition.

ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 5, 2002

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market® under the trading symbol "CYTO."

The table below sets forth the high and low bid information for our common stock for each of the calendar quarters indicated, as reported on the Nasdaq National Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, may not represent actual transactions and have been adjusted to reflect the Company's one-for-ten reverse stock split executed October 25, 2002.

2001	High	Low
First Quarter	$65.31	$23.13
Second Quarter	60.90	21.88
Third Quarter	53.80	19.00
Fourth Quarter	44.60	20.50

2002	**High**	**Low**
First Quarter	**$34.40**	**$21.10**
Second Quarter	**22.00**	**9.10**
Third Quarter	**11.00**	**3.10**
Fourth Quarter	**8.40**	**3.30**

As of March 1, 2003, there were approximately 960 holders of record of our common stock and there were approximately 43,515 beneficial holders of our common stock.

We have never paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends will be at the discretion of the Board of Directors.

Mr. Becker joined the Company in April 2001 and was promoted to President and Chief Executive Officer in December 2002. In connection with such promotion, Mr. Becker was granted options to purchase 200,000 shares of our common stock under our 1995 Plan, 50,000 of which remain subject to availability under the 1995 plan option pool or stockholder approval of an increase in such option pool. The exercise price per share of such options is $3.54, the fair market value of our common stock on the date of grant. 50,000 of such options vested immediately upon grant, and the remaining 150,000 options will vest in three equal tranches of 50,000, based upon Mr. Becker's achievement of certain performance based milestones established by the Board of Directors.

We believe that the issuance of the options to Mr. Becker was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction not involving any public offering.

NOTE:

On October 25, 2002, we received approval from our stockholders at a duly called and held special meeting of stockholders to effect a reverse split of our common stock. Our Board of Directors thereafter approved a one-for-ten reverse split of our outstanding, issued and authorized shares of common stock, which became effective on October 25, 2002. All numbers set forth in this report reflect the effect of such one-for-ten reverse stock split.

ProstaScint® and OncoScint® are registered United States trademarks of Cytogen Corporation. All other trade names, trademarks or service marks contained in this report are the property of their respective owners, and not the property of Cytogen Corporation or any of our subsidiaries. Quadramet® is a trademark of The Dow Chemical Company used under license by Cytogen.

Corporate Information

Cytogen Corporation

Officers

Michael D. Becker
President and Chief Executive Officer

Thu A. Dang
Vice President Finance

William F. Goeckeler, Ph.D.
Vice President Operations

Deborah A. Kaminsky
Vice President Business Development

Rita A. Auld
Vice President Human Resources and Administration, and Corporate Secretary

Board of Directors

James A. Grigsby
Chairman of the Board
President and Principal Owner, Grigsby & Smith

Michael D. Becker
President and Chief Executive Officer, Cytogen Corporation

John E. Bagalay, Jr., Ph.D.
Senior Advisor to the Chancellor, Boston University

Stephen K. Carter, M.D.
Senior Vice President, Bristol Myers Squibb, Retired

Robert F. Hendrickson
Senior Vice President, Merck & Company, Retired

Kevin G. Lokay
Vice President, Oncology Business Unit, GlaxoSmithKline

H. Joseph Reiser, Ph.D.
President & Chief Executive Officer, Locus Pharmaceuticals Inc.

Transfer Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
www.mellon-investor.com

Legal Counsel
Hale and Dorr LLP

Independent Auditors
KPMG LLP

Annual Meeting
The Annual Meeting of Stockholders will be held on June 10, 2003, at 11:00 A.M. Eastern Standard Time at the Radisson Hotel Princeton, Route One at Ridge Road, Princeton, New Jersey.



Seated left to right: H. Joseph Reiser, Michael D. Becker, James A. Grigsby

Standing left to right: Stephen K. Carter, Robert F. Hendrickson, Kevin G. Lokay, John E. Bagalay

CYTOGEN CORPORATION

650 College Road East
Princeton, New Jersey 08540-5308
609-750-8200
www.cytogen.com